                                                                  Rule 424(b)(5)
                                                 Registration File No. 333-03087


                                                              [WORTHINGTON LOGO]


PROSPECTUS SUPPLEMENT
(To Prospectus Dated May 14, 1996)

5,250,000 DECS(SM)
(DEBT EXCHANGEABLE FOR COMMON STOCK(SM))

WORTHINGTON INDUSTRIES, INC.

7 1/4% EXCHANGEABLE NOTES DUE MARCH 1, 2000
(SUBJECT TO EXCHANGE INTO SHARES OF CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE, OF ROUGE STEEL COMPANY)

The principal amount of each of the 7 1/4% Exchangeable Notes Due March 1, 2000 (each, a "DECS") of Worthington Industries, Inc. ("Worthington") being offered hereby will be $15.50 (the last sale price of the Class A Common Stock, par value $.01 per share (the "Rouge Class A Common Stock"), of Rouge Steel Company ("Rouge Steel") on February 26, 1997, as reported on the Composite Tape) (the "Initial Price"). The DECS will mature on March 1, 2000. Interest on the DECS, at the rate of 7 1/4% of the principal amount per annum, is payable quarterly on March 1, June 1, September 1 and December 1, beginning June 1, 1997. The DECS are not subject to redemption or any sinking fund prior to maturity.

At maturity (including as a result of acceleration or otherwise), the principal amount of each DECS will be mandatorily exchanged by Worthington into a number of shares of Rouge Class A Common Stock (or, at Worthington's option under the circumstances described herein, the cash equivalent for all or part thereof and/or such other consideration as permitted or required by the terms of the
DECS) at the Exchange Rate (as defined herein). The Exchange Rate is equal to, subject to certain adjustments, (a) if the Maturity Price per share of Rouge Class A Common Stock is greater than $18.29 per share of Rouge Class A Common Stock, 0.8475 shares of Rouge Class A Common Stock per DECS, (b) if the Maturity Price is less than or equal to $18.29 but is greater than the Initial Price, a fraction equal to the Initial Price divided by the Maturity Price of one share of Rouge Class A Common Stock per DECS and (c) if the Maturity Price is less than or equal to the Initial Price, one share of Rouge Class A Common Stock per DECS. The "Maturity Price" means the average Closing Price (as defined herein) per share of Rouge Class A Common Stock on the 20 Trading Days (as defined herein) immediately prior to maturity, except as otherwise described herein. Accordingly, the value of the Rouge Class A Common Stock to be received by holders of the DECS (or the cash equivalent for all or part thereof) at maturity will not necessarily equal the principal amount thereof. The DECS will be unsecured obligations of Worthington ranking pari passu with all of its other unsecured and unsubordinated indebtedness. Rouge Steel will have no obligations with respect to the DECS. See "Description of the DECS."

SEE "RISK FACTORS RELATING TO DECS" BEGINNING ON PAGE S-3 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE PURCHASERS.

Attached hereto is a prospectus of Rouge Steel relating to the shares of Rouge Class A Common Stock that may be received by holders of DECS at maturity. The Rouge Class A Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "ROU."

For a discussion of certain United States federal income tax consequences for holders of DECS, see "Certain United States Federal Income Tax Considerations."

"DECS" and "Debt Exchangeable for Common Stock" are service marks of Salomon Brothers Inc.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

----------------------------------------------------------------------------------------------------------------
                                              PRICE TO                UNDERWRITING            PROCEEDS TO
                                              PUBLIC(1)               DISCOUNT                WORTHINGTON (1)(2)
Per DECS....................................  $15.500                 $0.465                  $15.035
Total (3)...................................  $81,375,000             $2,441,250              $78,933,750
----------------------------------------------------------------------------------------------------------------


(1) Plus accrued interest, if any, from the issue date.

(2) Before deducting expenses payable by Worthington, estimated to be $150,000.

(3) Worthington has granted the Underwriter an option, exercisable within 30 days following the date hereof, to purchase up to an additional 749,600 DECS at the Price to Public, less the Underwriting Discount, solely to cover over-allotments, if any. If the Underwriter exercises such option in full, the total Price to Public, Underwriting Discount and Proceeds to Worthington will be $92,993,800, $2,789,814 and $90,203,986, respectively. See "Plan of
    Distribution."

The DECS are offered subject to receipt and acceptance by the Underwriter, to prior sales and to the Underwriter's right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the DECS will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The Depository Trust Company, on or about March 4, 1997.

--------------------------------------------------
   SALOMON BROTHERS INC
   -----------------------------------------------------------------------------
The date of this Prospectus Supplement is February 27, 1997.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DECS AND THE ROUGE CLASS A COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE (WITH RESPECT TO THE ROUGE CLASS A COMMON STOCK), IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         RISK FACTORS RELATING TO DECS

     As described in more detail below, the trading price of the DECS may vary considerably prior to the date of maturity, March 1, 2000 (including by acceleration or otherwise, "Maturity"), due to, among other things, fluctuations in the market price of Rouge Class A Common Stock and other events that are difficult to predict and beyond Worthington's control.

COMPARISON TO OTHER DEBT SECURITIES; RELATIONSHIP OF THE DECS TO ROUGE CLASS A COMMON STOCK

     The terms of the DECS differ from those of ordinary debt securities in that the value of the Rouge Class A Common Stock (or cash equivalent with respect to all or part thereof) that a holder of the DECS will receive upon mandatory exchange of the principal amount thereof at Maturity (the "Amount Receivable at Maturity") is not fixed, but is based on the market price of the Rouge Class A Common Stock as specified in the Exchange Rate (as defined under "Description of the DECS"). There can be no assurance that the Amount Receivable at Maturity will be equal to or greater than the principal amount of the DECS. For example, if the Maturity Price of the Rouge Class A Common Stock is less than the Initial Price, the Amount Receivable at Maturity will be less than the principal amount paid for the DECS, in which case an investment in the DECS would result in a loss and, if Rouge Steel became insolvent or bankrupt, could result in a total loss. Holders of the DECS, therefore, bear the full risk of a decline in the value of the Rouge Class A Common Stock prior to Maturity.

     In addition, the opportunity for equity appreciation afforded by an investment in the DECS is less than the opportunity for equity appreciation afforded by an investment in Rouge Class A Common Stock because the Amount Receivable at Maturity will only exceed the principal amount of such DECS if the Maturity Price exceeds the Threshold Appreciation Price (as defined under "Description of the DECS"), which represents an appreciation of 18.00% of the Initial Price. Moreover, holders of the DECS will only be entitled to receive upon exchange at Maturity 84.75% of any appreciation of the value of Rouge Class A Common Stock in excess of the Threshold Appreciation Price. See "Description of the DECS" for an illustration of the Amount Receivable at Maturity that a DECS holder would receive at various Maturity Prices. Because the market price of the Rouge Class A Common Stock is subject to market fluctuations, the Amount Receivable at Maturity may be more or less than the principal amount of the DECS.

     The market price of the DECS at any time will be affected primarily by changes in the price of Rouge Class A Common Stock. It is impossible to predict whether the price of Rouge Class A Common Stock will rise or fall. Trading prices of Rouge Class A Common Stock will be influenced by Rouge's operational results and by complex and interrelated political, economic, financial and other factors that can affect the capital markets generally, the stock exchange on which Rouge Class A Common Stock is traded and the market segment of which Rouge Steel is a part. See the prospectus relating to Rouge Steel and to the Rouge Class A Common Stock attached hereto. Trading prices of Rouge Class A Common Stock also may be influenced if Worthington, another principal shareholder of Rouge Steel or other persons hereafter issue securities with terms similar to those of the DECS or if Worthington or another principal shareholder of Rouge Steel otherwise transfers shares of Rouge Class A Common Stock. As of the date hereof, Worthington held an aggregate of 5,999,600 shares of Rouge Class A Common Stock (assuming conversion in full of 422,000 shares of Rouge Class B Common Stock (as defined below) currently held by Worthington), 5,250,000 shares of which (5,999,600 shares if the Underwriter's over-allotment option is exercised in full) Worthington may deliver to holders of the DECS at Maturity.

IMPACT OF THE DECS ON THE MARKET FOR THE ROUGE CLASS A COMMON STOCK

     It is not possible to predict accurately how or whether the DECS will trade in the secondary market or whether such market will be liquid. Any market that develops for the DECS is likely to influence and be influenced by the market for the Rouge Class A Common Stock. For example, the price of the Rouge Class A Common Stock could become more volatile and could be depressed by investors' anticipation of the potential distribution into the market of substantial additional amounts of Rouge Class A Common Stock at the maturity of the DECS, by possible sales of the Rouge Class A Common Stock by investors who view the DECS as a more attractive means of equity participation in Rouge Steel and by hedging or arbitrage trading activity that may develop involving the DECS and the Rouge Class A Common Stock.

DILUTION OF ROUGE CLASS A COMMON STOCK

     The Amount Receivable at Maturity is subject to adjustment for certain events arising from stock splits and combinations, stock dividends and certain other actions of Rouge Steel that modify its capital structure. See "Description of the DECS -- Dilution Adjustments; Other Adjustment Events." Such Amount Receivable at Maturity may not be adjusted for other events, such as offerings of Rouge Class A Common Stock for cash or in connection with acquisitions, that may adversely affect the price of Rouge Class A Common Stock and, because of the relationship of such Amount Receivable at Maturity to the price of Rouge Class A Common Stock, such other events may adversely affect the trading price of the DECS. There can be no assurance that Rouge Steel will not make offerings of Rouge Class A Common Stock or take such other action in the future or as to the amount of such offerings, if any.

     In addition, until such time, if any, as Worthington shall deliver shares of Rouge Class A Common Stock to holders of the DECS at Maturity thereof, holders of the DECS will not be entitled to any rights with respect to Rouge Class A Common Stock (including, without limitation, voting rights and the rights to receive any dividends or other distributions in respect thereof).

NO OBLIGATION ON THE PART OF ROUGE STEEL WITH RESPECT TO THE DECS

     Rouge Steel has no obligations with respect to the DECS or the Amount Receivable at Maturity, including any obligation to take the needs of Worthington or of holders of the DECS into consideration for any reason. Rouge Steel will not receive any of the proceeds of the offering of the DECS made hereby and is not responsible for, and has not participated in, the determination of the time of sale of, quantities of or prices for the DECS to be issued or the determination or calculation of the Amount Receivable at Maturity. Rouge Steel is not involved with the administration or trading of the DECS.

POSSIBLE ILLIQUIDITY OF THE SECONDARY MARKET

     It is not possible to predict how or whether the DECS will trade in the secondary market or whether such market will be liquid. The DECS are novel and innovative securities and there is currently no secondary market for the DECS. The DECS will not be listed or traded on any securities exchange or trading market. Accordingly, pricing information for the DECS may be difficult to obtain and the liquidity of the DECS may be limited. The Underwriter currently intends, but is not obligated, to make a market in the DECS. See "Plan of Distribution." There can be no assurance that a secondary market will develop or, if a secondary market does develop, that it will provide the holders of the DECS with liquidity or that it will continue for the life of the DECS.

UNCERTAINTY OF FEDERAL INCOME TAX CONSEQUENCES

     No statutory, judicial or administrative authority directly addresses the characterization of the DECS or instruments similar to the DECS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the DECS are not certain. No ruling is being requested from the Internal Revenue Service with respect to the DECS and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under "Certain United States Federal Income Tax Considerations."

RISK FACTORS RELATING TO ROUGE STEEL

     Investors in the DECS should carefully consider the information in the prospectus of Rouge Steel attached hereto, including the information contained therein under "Risk Factors."

                          WORTHINGTON INDUSTRIES, INC.
OVERVIEW

     Worthington Industries, Inc. is a leading manufacturer of metal and plastic products, that conducts its business through three segments: processed steel products, custom products, and cast products. Worthington's net sales for its fiscal year ended May 31, 1996 were $1.5 billion.

     Worthington, together with its subsidiaries, is the largest independent flat rolled steel processor in the United States. Worthington's steel processing operations do not make steel, but rather, they purchase it from steel producers and then process it to exact specifications for over 1,700 industrial customers primarily in the automotive, automotive supply, appliance, electrical, communication, construction, office furniture, office equipment, agricultural, machinery and leisure time industries. Worthington believes it offers the widest array of steel processing services in the industry, which include slitting, roller leveling, cold reduction, edge rolling, blanking, coating, annealing, pickling and other services. Worthington currently operates eleven steel processing facilities and is a partner in four steel processing joint ventures, most of which are located in the largest steel consuming regions of the United States.

     For the fiscal year ended May 31, 1996, net sales of Worthington's processed steel products segment were approximately $1.0 billion, representing approximately 68% of Worthington's total fiscal year 1996 sales. This segment also includes Worthington's pressure cylinder business and Dietrich Industries, Inc. ("Dietrich"). Management believes the pressure cylinder business to be the largest producer of portable low pressure liquid propane gas cylinders and refrigerant gas cylinders in North America. In February 1996, Worthington acquired Dietrich, the nation's largest producer and supplier of metal framing products for the commercial and residential markets. Dietrich is a large user of galvanized steel and services a product market not previously supplied by Worthington.

     Worthington's other operations comprise the custom products and cast product segments. Custom products includes Worthington Custom Plastics, Inc., which management believes to be the ninth largest plastic injection molding company in the United States, which sells primarily to the automotive, business equipment, lawn and garden and appliance industries, and Worthington Precision Metals, Inc., which supplies components primarily for automotive transmission, power steering and brake applications. Worthington's cast products business is one of the two largest suppliers of large railcar castings in the United States and is the leading North American designer and producer of undercarriages for mass transit cars.

STRATEGY

     Worthington considers its operating philosophy and growth strategies to be key elements of its success. Worthington's operating philosophy emphasizes decentralized decision making, strong customer and supplier relationships, a focus on quality and customer service and a significant employee cash profit sharing plan. Under Worthington's profit sharing program, a fixed percentage of each location's earnings are shared every fiscal quarter by virtually all regular, full-time, non-union employees regardless of position.

     Worthington's growth strategy focuses on increasing market share, developing new products, services and niche markets, and expanding geographically, both domestically and internationally. Worthington has pursued these goals by selectively investing in new and existing facilities and equipment, joint ventures and acquisitions, while maintaining a high degree of financial flexibility. Worthington is a partner in seven joint ventures, which have enabled it to develop new products, markets and technological capabilities and to expand its international presence, while mitigating the risks and costs associated with such activities.

BUSINESSES

     Worthington was founded by John H. McConnell in 1955 as an Ohio corporation, and was reincorporated in Delaware in 1986. Worthington conducts its business through three segments: processed steel products, custom products and cast products.

Processed Steel Products

     Worthington's processed steel products segment includes its steel processing businesses and its pressure cylinder business. For the fiscal year ended May 31, 1996, sales of the processed steel products segment were $1.0 billion, representing approximately 68% of Worthington's total sales. Commencing with its acquisition in February 1996, Dietrich has been included in this segment.

     Worthington's steel processing operations are conducted through its Worthington Steel Company subsidiaries ("Worthington Steel"). Worthington Steel occupies a niche in the steel industry by focusing on more specialized products requiring more exact specifications, which typically cannot be supplied as efficiently by steel mills, metal service centers or steel end users. Worthington Steel is the largest independent flat rolled steel processor in the United States and operates eleven processing facilities, with a concentration in the Michigan, Ohio and Indiana markets, the largest flat rolled steel consuming region in the United States. Worthington opened its eleventh and largest steel processing facility to date, in Delta, Ohio late in calendar year 1996. This facility includes pickling and slitting capabilities, which are already operational, and a hot dipped galvanizing operation, a new product for Worthington, which is scheduled to begin operations in March 1997. A portion of this facility's steel requirements will be supplied pursuant to a long term supply contract with the North Star/BHP mini-mill which is located adjacent to Worthington's Delta facility. The North Star/BHP mini-mill is scheduled to begin operating in late February 1997.

     Worthington Steel buys coils of wide, open tolerance steel from major integrated steel mills and mini-mills and processes such steel to the precise type, thickness, length, width, shape, temper and surface quality specified by more than 1,700 industrial customers principally in the automotive, automotive supply, appliance, electrical, communications, construction, office furniture, office equipment, agricultural, machinery and leisure time industries. Worthington purchases and supplies steel based on the specific orders of customers and does not process steel for inventory, which reduces its exposure to steel price movements. Worthington Steel's computer-aided processing capabilities include among others: pickling, a chemical process using an acidic solution to remove surface oxide which develops on hot rolled steel; slitting, which cuts steel to specific widths; roller leveling, a method of applying pressure to achieve precise flatness tolerances for steel which is cut into exact lengths; cold reduction, which achieves close tolerances of thickness and temper by rolling; edge rolling, which conditions the edges of the steel by imparting round, smooth or knurled edges; blanking, through which steel is cut into specific shapes; coating which includes producing painted, galvanized or nickel plated steel; and annealing, a thermal process that changes the hardness and certain metallurgical characteristics of steel.

     Worthington Steel also "toll processes" steel for steel mills and large end users. Toll processing is similar to Worthington's normal steel processing, except the mill or end user retains the title to the steel and has the responsibility for selling the product. Toll processing enables Worthington to participate in the market for wide sheet steel and large standard orders, which is a market generally served by steel mills, rather than by intermediate steel processors. For the fiscal year ended May 31, 1996, Worthington processed approximately 2.5 million tons of steel, including 1.2 million tons of toll processed steel.

     On February 5, 1996, Worthington acquired Dietrich, the largest supplier of metal framing products for the commercial and residential construction markets in the United States. Worthington believes that Dietrich is the only national supplier of metal framing products and supplies approximately 35% of the metal framing products sold in the United States. Dietrich is a large user of galvanized steel and services a product market not previously supplied by Worthington. Dietrich operates 19 facilities in 14 states.

     Worthington's processed steel products segment also includes Worthington Cylinder Corporation ("Worthington Cylinders"), the nation's largest producer of portable low pressure liquid propane gas and refrigerant cylinders. Worthington Cylinders' primary products are steel cylinders with refrigerant gas capacities of 15 to 1,000 lbs. and steel and aluminum cylinders with liquid propane gas capacities of 4 1/4 to 420 lbs. Worthington's refrigerant cylinders are used primarily by major refrigerant gas producers to contain refrigerant gases for use in charging residential, commercial, automotive and other air conditioning and refrigeration systems. Reusable steel and aluminum liquid propane gas cylinders are sold to manufacturers of barbecue grills, propane and gas grill distributors, mass merchandisers, and manufacturers and users of material handling, heating, cooking and camping equipment. Worthington manufactures other low pressure cylinder products, including recapture and recycling tanks for refrigerant gases, helium tanks and cylinders to hold other gases. Worthington also produces high pressure acetylene, industrial, medical, halon and electronic gas cylinders. Worthington Cylinders has over 2,000 customers. It operates six manufacturing facilities located in Ohio, Oklahoma, Alabama and Ontario.

Custom Products

     Worthington's custom products segment includes its custom plastics business and its precision metals business. Sales by the custom products segment totaled $321 million for the year ended May 31, 1996, representing approximately 22% of Worthington's net sales. Worthington's injection molded plastics business represents the major portion of these sales.

     Worthington's custom plastics business is conducted through Worthington Custom Plastics, Inc., which Worthington believes to be the ninth largest producer of injection molded plastic products in the United States. Historically, sales to the automotive market have dominated the custom plastics business, although in recent years Worthington has increased sales to manufacturers of appliances, lawn and garden equipment, audio equipment, recreational products, and other items. Worthington believes it is now one of the two largest suppliers of injection molded plastic parts for non-automotive uses. Worthington Custom Plastics operates ten plants located in Ohio, North Carolina, Kentucky and South Carolina.

     Worthington's precision metals business is conducted through Worthington Precision Metals, Inc. which supplies metal components requiring extremely precise tolerances for use primarily in the automotive industry for transmission, power steering and brake applications. This business operates two facilities located in Ohio and Tennessee.

Cast Products

     Worthington's cast products segment is operated through Buckeye Steel Castings Company ("Buckeye Steel") which operates the largest single site steel foundry in the United States. Buckeye Steel manufactures a diverse line of cast steel products ranging in size from 100 lbs. to 30 tons. These products are offered to the railroad, mass transit, construction and off-highway equipment markets. Worthington believes Buckeye Steel is one of the two largest suppliers of large railcar castings in the United States and is the leading North American designer and producer of undercarriages for mass transit cars. The cast products segment had sales of $144 million for the fiscal year ended May 31, 1996, representing approximately 10% of total Company sales.

Joint Ventures and Investments

     As part of its strategy to selectively develop new products, markets and technological capabilities and to expand its international presence while mitigating the risks and costs associated with such activities, Worthington is a partner in seven joint ventures.

          Worthington/Armstrong Venture ("WAVE"), a 50% owned joint venture with Armstrong World Industries, is one of the three leading United States manufacturers of suspended ceiling systems for concealed and lay-in panel ceilings. WAVE operates facilities in Pennsylvania, Maryland, Nevada and France and expects to expand into China in 1997.

          Acerex S.A. de C.V., a 50% owned joint venture with Hylsa S.A. de C.V., is a steel processing company located in Monterrey, Mexico.

          Worthington Specialty Processing, a 50% owned joint venture with USX Corporation, operates primarily as a toll processor for USX Corporation.

          London Industries, Inc., a 60% owned joint venture with Sumitomo and Nissen Chemitech of Japan, produces injection molded plastics parts, concentrating on sales to foreign transplant automakers.

          TWB Company, currently a 50% owned joint venture with Thyssen Stahl of Germany, produces laser welded blanks for use in the auto industry for products such as inner door frames. TWB Company has reached an agreement in principle by which Rouge Steel and two other steel companies would become minority owners of TWB Company, and the interests of Worthington and Thyssen would be reduced to 33% each.

          Worthington S.A., a 52% owned joint venture with three Brazilian propane producers, operates a cylinder manufacturing facility near Sao Paulo, Brazil.

          Spartan Steel Coating, L.L.C., a 52% owned joint venture with Rouge Steel, is constructing a cold rolled hot dipped galvanizing facility near Monroe, Michigan. This facility is expected to begin operations in mid-1998.

     Worthington also owns an approximate 27% economic interest in Rouge Steel, an integrated steel mill located in Dearborn, Michigan. This relationship, along with a long term steel supply agreement, has assured Worthington a steady supply of high quality steel at competitive prices regardless of market conditions. Since Worthington acquired its equity position in 1990, Rouge Steel has been Worthington's largest steel supplier. Worthington also recently entered into agreements pursuant to which (i) Worthington will toll process for Rouge Steel approximately 84,000 net tons of steel annually (approximately 20% of the line time annually) on its hot rolled hot dipped galvanizing line being built in Delta, Ohio and (ii) Worthington will purchase from Rouge Steel approximately 120,000 net tons of flat rolled steel annually to be processed through this galvanizing line (approximately 37.5% of Worthington's requirements for this line). See "Rouge Steel" and "Relationship Between Worthington and Rouge Steel."

                              RECENT DEVELOPMENTS

     During the first quarter of fiscal 1997, Worthington took steps relative to its investment in Rouge Steel which resulted in Worthington changing the accounting for this from the equity method to the cost method. Accordingly Worthington's results for fiscal 1997 will not reflect equity earnings from Rouge Steel. Worthington believes that, to appropriately compare periods, fiscal 1996 results should be adjusted to eliminate the impact of the Rouge Steel equity earnings. This is done in the table below. The percent change column compares historical first six months of fiscal 1997 (with Rouge Steel's being accounted for on the cost method) with first six months of fiscal 1996 (as if Rouge Steel were accounted for on the cost method).

                                                               SIX MONTHS ENDED NOVEMBER 30
                                                    --------------------------------------------------
                                                                   1995        1995 WITHOUT    PERCENT
                                                      1996      AS REPORTED    ROUGE STEEL     CHANGE
                                                    --------    -----------    ------------    -------
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE)
Net Sales.........................................  $831,821     $ 680,280       $680,280         22%
  Gross Margin....................................   117,878       100,016        100,016         18%
  Operating Income................................    64,591        58,648         58,648         10%
Interest Expense/Misc. Income.....................     6,174         2,255          2,255        174%
Affiliate Earnings................................     5,768        19,878          3,108         86%
  Earnings Before Taxes...........................    64,185        76,271         59,501          8%
Income Taxes......................................    24,069        28,575         22,705          6%
  Net Earnings....................................    40,116        47,696         36,796          9%
  Earnings Per Share                                     .44           .53            .41          7%
Capital Expenditures..............................  $ 84,293     $  53,567       $ 53,567         57%

     On September 19, 1996 Worthington's Board of Directors elected John P. McConnell, Worthington's Chief Executive Officer, as Chairman of the Board. Former Chairman, John H. McConnell, will remain with Worthington with the title Chairman Emeritus and Founder. He will also continue to serve on the Board and as Chairman of the Executive Committee.

     On November 21, 1996, Worthington announced plans to build a flat rolled steel processing facility in Decatur, Alabama, adjacent to the Trico mini-mill currently being constructed. At a cost of approximately $150 million, this pickling, slitting and cold rolling facility will be Worthington's largest steel processing plant and is expected to have the capacity to produce in excess of $400 million in annual sales. The first phase of the Decatur project, which includes pickling and slitting, is currently scheduled to commence operations by mid-1998. The cold rolling mill is scheduled to begin operations in the first half of calendar 1999.

     On December 3, 1996, Worthington acquired substantially all of the assets of Plastics Manufacturing, Inc. ("PMI"). Based in Harrisburg, North Carolina, PMI is one of the largest manufacturers of plastic injection molded and thermoformed parts in the southeastern United States. With 1996 annualized revenues of approximately $80 million, PMI primarily serves the business equipment, commercial airline and medical industries, focusing on higher value-added products and services. Since its acquisition, PMI has operated as part of Worthington Custom Plastics.

     On February 21, 1997, Worthington acquired The Gerstenslager Company ("Gerstenslager") in a tax-free, stock-for stock exchange valued at approximately $113 million and accounted for as a pooling transaction. Gerstenslager is a major independent producer of aftermarket automotive body panels in the United States. Gerstenslager's annualized sales in fiscal 1996 were approximately $120 million. Gerstenslager's customers include Ford, Chrysler, General Motors and other original equipment manufacturers including foreign automotive transplants. Based in Wooster, Ohio, Gerstenslager employs over 1,000 people and occupies over 800,000 square feet of manufacturing, warehouse and office space. The principal shareholder of Gerstenslager was JDEL, Inc., an investment vehicle of John H. McConnell, Worthington's Chairman Emeritus and Founder, and his family, including John P. McConnell, Worthington's Chairman and Chief Executive Officer. In connection with the transaction, Worthington received a fairness opinion from an independent investment banker and approval of the transaction by a Special Committee of Worthington's Board of Directors comprised of independent directors.

                                  ROUGE STEEL

     Rouge Steel is an integrated producer of high quality, flat rolled carbon steel products consisting of hot rolled, cold rolled and electrogalvanized steel. In recent years, Rouge Steel has emphasized the production of value-added flat rolled carbon steel products which require additional processing and generally command higher margins than commodity flat rolled carbon steel products. Rouge Steel's products generally, and its value-added products specifically, are sold primarily to customers in the automotive industry who have exacting quality, delivery and service requirements. Rouge Steel's ability to meet these standards and its extensive participation in the development of new products designed for automobile applications have enabled it to expand its sales to automotive customers. Rouge Steel also sells its products to steel converters, service centers and other end users.

     Rouge Steel has been in the steel manufacturing business since the 1920's, first as a division of Ford Motor Company ("Ford") and later as a subsidiary of Ford. In 1989, a corporation owned by Carl L. Valdiserri, Rouge Steel's chairman and chief executive officer, a subsidiary of Worthington and certain other corporate investors acquired all of the issued and outstanding stock of Rouge Steel from Ford. In the seven years since such acquisition, Rouge Steel's management has transformed Rouge Steel from an adjunct to Ford's automotive manufacturing business into an independent, debt-free, market-driven business that has reported net income in each year since such acquisition except 1992 when the impact of changes in accounting principles resulted in a $5.1 million loss.

     During the past 15 years, more than $900 million has been invested in Rouge Steel to modernize its facilities and tighten control over its manufacturing processes. These capital improvements have contributed in lower production costs through better utilization of its facilities and have permitted Rouge Steel to produce a broader range of higher margin steel products. During the five-year period commencing January 1, 1996, Rouge Steel's strategic plan provides for approximately $390 million in capital expenditures for facilities improvement and investment in joint ventures, approximately $101 million of which was spent in 1996.

     Rouge Steel has stated that its objective is to be a leading domestic producer of value-added, flat rolled carbon steel by increasing the range, quality and quantity of products Rouge Steel offers. To achieve this objective, Rouge Steel has stated that it will continue to pursue a business strategy consisting of the following key elements: (i) increase value-added product capabilities; (ii) increase production capacity; (iii) continuously improve product quality; (iv) reduce costs and improve productivity; (v) establish long-term customer relationships; and (vi) maintain financial flexibility.

     Worthington understands that Rouge Steel is contemplating a tax-free reorganization as a result of which holders of common stock of Rouge Steel, including Rouge Class A Common Stock, will become holders of common stock of a holding company that will hold all of the assets and be responsible for all of the liabilities of Rouge Steel and will conduct the same business, through its subsidiaries, as Rouge Steel now conducts. In the event of this reorganization, each share of Rouge Class A Common Stock is anticipated to become a share of common stock of the holding company ("Rouge Holding Company Class A Common Stock"), with the same rights at the time in respect of the holding company as a holder of a share of Rouge Class A Common Stock now has in respect of Rouge Steel. In this event, under the terms of the DECS, at maturity of the DECS each holder of a DECS will receive Rouge Holding Company Class A Common Stock (or the cash equivalent and/or such other consideration as permitted or required by the terms of the DECS) at the Exchange Rate, subject to adjustment as provided herein. If this reorganization occurs, references in this Prospectus Supplement to Rouge Class A Common Stock should be read as references to Rouge Holding Company Class A Common Stock.

                            ------------------------

     For additional information about Rouge Steel, see the prospectus of Rouge Steel attached hereto. Rouge Steel is subject to the informational requirements of the 1934 Act (as defined in the accompanying Prospectus) and in accordance therewith files reports, proxy statements and other information with the Commission (as defined in the accompanying Prospectus). The prospectus of Rouge Steel attached hereto incorporates its Annual Report on Form 10-K for the year ended December 31, 1996 and all documents filed by Rouge Steel pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of such prospectus and prior to the termination of the DECS offering. Such documents may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the following regional offices of the Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. Such documents, without exhibits, may also be obtained by writing to Investor Relations, Rouge Steel Company, 3001 Miller Road, P.O. Box 1699, Dearborn, Michigan 48121-1699 (telephone number (313) 317-8900). See "Available Information" and "Incorporation of Certain Documents by Reference" in the prospectus of Rouge Steel attached hereto.

     The prospectus of Rouge Steel is attached hereto and delivered to prospective purchasers of DECS together with the Prospectus Supplement and accompanying Prospectus for convenience of reference only. The prospectus of Rouge Steel does not constitute a part of this Prospectus Supplement or the accompanying Prospectus, nor is it incorporated by reference herein.

                RELATIONSHIP BETWEEN WORTHINGTON AND ROUGE STEEL

     Worthington owns 5,577,600 shares of the outstanding Rouge Class A Common Stock and 422,000 shares of the outstanding Class B Common Stock, par value $.01 per share ("Rouge Class B Common Stock" and, together with Rouge Class A Common Stock, "Rouge Common Stock"), of Rouge Steel, representing an aggregate 27.4% ownership interest and a 19.9% voting interest. Pursuant to an amended and restated stockholders' agreement that became effective as of November 14, 1996 (as amended, the "Rouge Stockholders' Agreement") between Worthington, Rouge Steel and Carl L. Valdiserri (the chairman and chief executive officer of Rouge Steel), the parties have agreed, among other things, that (i) Worthington and its affiliates will be subject to certain standstill provisions with respect to acquisitions of Rouge Common Stock that would result in a percentage ownership interest in Rouge Common Stock in excess of 35%, (ii) Mr. Valdiserri and his permitted transferees will be restricted as to the number of shares that they may transfer or agree to transfer annually unless Mr. Valdiserri gives Worthington 30 days' prior written notice; (iii)(1) if and so long as Worthington owns at least 18% or 9% of the total number of outstanding shares of Rouge Common Stock, Mr. Valdiserri will vote his shares of Rouge Common Stock in favor of two directors or one director, respectively, designated by Worthington and (2) if and as long as Mr. Valdiserri holds 27%, 18% or 9% of the total number of outstanding shares of Rouge Common Stock, Worthington will vote its shares of Rouge Common Stock in favor of three directors, two directors or one director, respectively, designated by Mr. Valdiserri. Effective August 1, 1996, Worthington caused both of the directors designated by it to resign and agreed that it would not designate successors to fill these vacancies as long as any of the DECS remain outstanding.

     For more information concerning the Rouge Stockholders' Agreement and for a description of the supply agreement, the processing agreement and the joint ventures to which Worthington and Rouge are or may become parties, see
"Business -- Markets and Customers," "Business -- Joint Ventures and Processing Arrangement" and "Certain Relationships and Related Transactions" in the prospectus of Rouge Steel attached hereto. None of the foregoing agreements will be affected by the offering of the DECS, and Worthington anticipates it will continue to maintain a close working relationship with Rouge Steel for the foreseeable future following such offering.

     Although Worthington currently intends to retain its current holdings of shares of Rouge Common Stock for the term of the DECS, Worthington is not required to do so in connection with the DECS or otherwise and may sell some or all of such shares from time to time. Accordingly, there can be no assurance that Worthington will have any influence over the actions and decisions taken and made by Rouge, including with respect to the supply contract and joint venture agreements referred to above.

     During the first quarter of its 1997 fiscal year, Worthington took steps relative to its investment in Rouge Steel which resulted in Worthington changing the accounting for this investment from the equity method to the cost method. The steps included causing the resignation of two directors designated by Worthington to the Board of Directors of Rouge Steel, as described above, and converting certain shares of Rouge Class B Common Stock (which are entitled to 2.5 votes per share) to Rouge Class A Common Stock (which are entitled to one vote per share), resulting in Worthington's voting interest decreasing to 19.9%. Under the equity method of accounting, Rouge Steel contributed $21.7 million, $32.1 million and $19.4 million to Worthington's pre-tax earnings during the fiscal years ended May 31, 1996, 1995 and 1994, respectively. Under the cost method of accounting, only dividends received by Worthington from its Rouge Common Stock will be credited to pre-tax earnings.

     In connection with the offering of the DECS, Rouge Steel has agreed to indemnify Worthington against certain liabilities, including liabilities under the Securities Act (as defined in the accompanying Prospectus). Rouge Steel has no obligations with respect to the DECS. See "Risk Factors Relating to DECS -- No Obligation on the Part of Rouge Steel with Respect to the DECS."

                                 CAPITALIZATION

     The following table sets forth the current maturities of long-term debt and the consolidated debt and shareholders' equity of Worthington at November 30, 1996, and as adjusted to reflect the application of the estimated net proceeds from the sale of the DECS (assuming the Underwriter's over-allotment option is not exercised). See "Use of Proceeds."

                                                                      AT NOVEMBER 30, 1996
                                                                   ---------------------------
                                                                   HISTORICAL      AS ADJUSTED
                                                                   ----------      -----------
                                                                   (IN MILLIONS)
     Current maturities of long-term debt.......................     $    2          $     2
                                                                     ------          -------
     Long-term debt, less current maturities:
       Conventional long-term debt:
          7 1/8% notes due 2006.................................        200              200
          Revolver debt.........................................        105               26
          Industrial development revenue bonds..................         13               13
          Other.................................................          8                8
                                                                     ------          -------
            Total conventional long-term debt...................        326              247
                                                                     ------          -------
       DECS.....................................................         --               81
                                                                     ------          -------
               Total long-term debt, less current maturities....        326              328
                                                                     ------          -------
     Total shareholders' equity.................................        677              677
                                                                     ------          -------
     Total capitalization.......................................     $1,003          $ 1,005
                                                                     ======          =======

                         SELECTED FINANCIAL INFORMATION

                             (DOLLARS IN MILLIONS)

     The selected financial information below should be read in conjunction with the historical consolidated financial statements and notes thereto included in Worthington's Annual Report on Form 10-K for the year ended May 31, 1996 and Quarterly Report on Form 10-Q for the six months ended November 30, 1996. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus. The historical selected financial information as of and for each of the five years in the period ended May 31, 1996 is derived from the historical consolidated financial statements of Worthington which have been audited by Ernst & Young LLP, independent auditors. The selected financial information at November 30, 1996 and 1995 and for the six months ended November 30, 1996 and 1995 is derived from the unaudited consolidated financial statements of Worthington, which have been prepared on the same basis as Worthington's audited consolidated financial statements and, in the opinion of management, contain all adjustments, consisting only of normal, recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the six months ended November 30, 1996 are not necessarily indicative of the results that may be expected for the entire fiscal year ending May 31, 1997.


                                               SIX MONTHS ENDED
                                                 NOVEMBER 30,       YEAR ENDED                   YEAR ENDED MAY 31,
                                               ----------------      MAY 31,       ----------------------------------------------
                                                1996      1995         1996         1996      1995      1994      1993      1992
                                               ------    ------    ------------    ------    ------    ------    ------    ------
                                                                   PRO FORMA(1)
FOR THE PERIOD:
  Net sales:
    Processed steel products.................  $  610    $  458       $1,196       $1,013    $1,029    $  920    $  768      $668
    Custom products..........................     167       151          321          321       302       250       242       218
    Cast products............................      55        71          144          144       153       115       103        85
                                               ------    ------       ------       ------    ------    ------    ------      ----
      Total net sales........................     832       680        1,661        1,478     1,484     1,285     1,113       971
  Operating income(2):
    Processed steel products.................      51        42          104           93       112        98        79        70
    Custom products..........................      10         8           18           18        20        15        20        14
    Cast products............................       4         9           15           15        22         6         7         4
                                               ------    ------       ------       ------    ------    ------    ------      ----
      Total operating income.................      65        59          137          126       154       119       106        88
    Interest expense.........................       7         3           16            8         6         3         3         4
    Equity in net income of unconsolidated
      affiliates -- joint ventures...........       6         3            7            7         6        --         2         1
    Equity in net income of unconsolidated
      affiliate -- Rouge(3)..................      --        17           22           22        32        19         3         4
    Net earnings.............................      40        48           93           91       117        85        68        58
AT END OF PERIOD:
  Total assets...............................   1,309       930                     1,220       917       799       694       628
  Long-term debt.............................     326        83                       299        53        54        56        57
  Total debt(4)..............................     362        84                       300        92        66        57        60
  Shareholders' equity.......................     677       615                       640       590       504       438       392
RATIO OF EARNINGS TO FIXED CHARGES(5)........     6.1x     10.7x         7.1x(6)     10.6x     16.5x     24.4x     27.3x     19.2x

---------------

(1) The pro forma dollar amounts give effect to the purchase by Worthington of the stock of Dietrich as if the transaction occurred at the beginning of the fiscal year ended May 31, 1996. Pro forma balance sheet information at the end of the period is not presented since the transaction has been reflected in Worthington's May 31, 1996 consolidated balance sheet.

(2) Corporate expenses are allocated on a consistent basis among industry segments.

(3) During the first quarter of its 1997 fiscal year, Worthington took steps relative to its investment in Rouge Steel which resulted in Worthington changing the accounting for the investment from the equity method to the cost method.

(4) Represents long-term debt (including current maturities) and notes payable.

(5) For the purpose of this ratio: (i) earnings consist of income from continuing operations before fixed charges (reduced by capitalized interest) and income taxes for Worthington and its majority-owned subsidiaries and its proportionate share of the income of unconsolidated affiliated companies, reduced by undistributed earnings of less than 50%-owned unconsolidated affiliated companies; and (ii) fixed charges consist of interest on all indebtedness (without reduction of interest capitalized) for Worthington and its majority-owned subsidiaries (consolidated and unconsolidated), and its proportionate share of the interest on indebtedness of 50%-owned unconsolidated affiliates.

(6) Represents supplemental ratio to give effect to the purchase by Worthington of the stock of Dietrich.

                        PRICE RANGE AND DIVIDEND HISTORY
                         OF ROUGE CLASS A COMMON STOCK

     The following table sets forth, for the periods indicated, the high and low sales prices of the Rouge Class A Common Stock on the NYSE as reported in the consolidated transaction reporting system, and the dividends paid.

                                                                 HIGH      LOW      DIVIDENDS PAID
                                                                ------    ------    --------------
1994
First Quarter (from March 29)................................   $23.00    $21.00        $   --
Second Quarter...............................................    29.63     19.75            --
Third Quarter................................................    34.25     27.00           .02
Fourth Quarter...............................................    32.38     24.25           .02
1995
First Quarter................................................   $30.75    $21.88        $  .02
Second Quarter...............................................    25.88     20.75           .02
Third Quarter................................................    27.38     23.13           .02
Fourth Quarter...............................................    24.50     19.75           .02
1996
First Quarter................................................   $25.13    $22.00        $  .03
Second Quarter...............................................    23.38     21.13           .03
Third Quarter................................................    23.13     19.13           .03
Fourth Quarter...............................................    22.75     20.13           .03
1997
First Quarter (through February 26)..........................   $21.50    $14.88        $  .03

     As of December 31, 1996, there were (i) 14,341,136 shares of Rouge Class A Common Stock issued and outstanding and held by approximately 7,000 stockholders of record, and (ii) 7,562,400 shares of Rouge Class B Common Stock issued and outstanding and held by two stockholders of record. As of December 31, 1996, Carl L. Valdiserri and Worthington held 7,140,400 and 422,000 shares, respectively, of Rouge Class B Common Stock. The principal market for the Rouge Class A Common Stock is the NYSE where it has been listed for trading under the symbol "ROU" since March 29, 1994. The Rouge Class B Common Stock is not listed for trading on any securities exchange.

     For a recent sales price of the Rouge Class A Common Stock, see the cover page of this Prospectus Supplement. See also "Price Range of Class A Common Stock and Dividends" in the prospectus of Rouge Steel attached hereto.

     Worthington makes no representation as to the amounts of dividends, if any, that Rouge Steel will pay in the future. In any event, holders of the DECS will not be entitled to receive any dividends that may be payable on the Rouge Class A Common Stock until such time as Worthington, if it so elects, delivers Rouge Class A Common Stock at Maturity of the DECS, and then only with respect to dividends having a record date on or after the date of delivery of such Rouge Class A Common Stock. See "Description of the DECS."

                                USE OF PROCEEDS

     Worthington intends to apply the net proceeds from the sale of the DECS to repay debt under its Revolving Credit Agreement ("Revolver Debt") and for general corporate purposes. The Revolver Debt bears variable interest rates based on LIBOR plus a fixed percent. The interest rate on Revolver Debt was 5.6% at November 30, 1996. The commitment for the Revolver Debt expires April 2001.

                            DESCRIPTION OF THE DECS

     The following description of the particular terms of the DECS supplements, and to the extent inconsistent therewith supersedes, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made.

GENERAL

     The DECS are a series of Debt Securities (as defined in the accompanying Prospectus), to be issued under an indenture dated as of May 15, 1996, as supplemented by the First Supplemental Indenture, dated as of February 27, 1997 (the indenture dated as of May 15, 1996, as supplemented from time to time, the "Indenture"), between Worthington and PNC Bank, Ohio, National Association, as Trustee (the "Trustee"). The Indenture is subject to and is governed by the Trust Indenture Act of 1939, as amended (the "TIA"), and the terms of the DECS include those made part of the Indenture by reference to the TIA as an effect of the date of the Indenture. The following description and the description in the accompanying Prospectus do not purport to be complete and are subject to and qualified in their entirety by reference to the TIA and all the provisions of the DECS and the Indenture.

     The DECS will be unsecured and will rank on a parity with all other unsecured and unsubordinated indebtedness of Worthington. Worthington is a holding company that conducts all its operations through subsidiaries, and the DECS will be structurally subordinated to all obligations of its subsidiaries. At December 31, 1996, after giving effect to the use of net proceeds from this offering as described in "Use of Proceeds," Worthington would have had approximately $343 million of indebtedness for borrowed money ranking pari passu in right of payment with the DECS and subsidiaries of Worthington would have had aggregate balance sheet liabilities of approximately $144 million, excluding intercompany obligations. The aggregate number of DECS to be issued will be 5,250,000 plus such additional number of DECS as may be issued pursuant to the over-allotment option granted by Worthington to the Underwriter (see "Plan of Distribution"). The DECS will mature on March 1, 2000. The Indenture does not limit the amount of Debt Securities that may be issued thereunder. In the future, Worthington may issue additional Debt Securities or other securities with terms similar to those of the DECS.

     Each DECS, which will be issued with a principal amount of $15.50, will bear interest at the annual rate of 7 1/4% of the principal amount per annum (or approximately $1.12 per annum) from March 4, 1997, or from the most recent Interest Payment Date (as defined below) to which interest has been paid or provided for until the principal amount thereof is exchanged at Maturity pursuant to the terms of the DECS. Certificates evidencing DECS will be issued in denominations of $15.50 and any integral multiple thereof. Interest on the DECS will be payable quarterly in arrears on March 1, June 1, September 1 and December 1, commencing June 1, 1997 (each, an "Interest Payment Date"), to the persons in whose names the DECS are registered at the close of business on the last day of the calendar month immediately preceding such Interest Payment Date, provided that interest payable at Maturity shall be payable to the person to whom the principal is payable. Interest on the DECS will be computed on the basis of a 360-day year of twelve 30-day months. If an Interest Payment Date falls on a day that is not a Business Day (as defined below), the interest payment to be made on such Interest Payment Date will be made on the next succeeding Business Day with the same force and effect as if made on such Interest Payment Date, and no additional interest will accrue as a result of such delayed payment.

     At Maturity (including as a result of acceleration or otherwise), the principal amount of each DECS will be mandatorily exchanged by Worthington into a number of shares of Rouge Class A Common Stock at the Exchange Rate (as defined below) or, with respect to all or a portion of such shares, the equivalent amount in cash as described below. The "Exchange Rate" is equal to,
(a) if the Maturity Price (as defined below) is greater than $18.29 (the "Threshold Appreciation Price"), 0.8475 shares of Rouge Class A Common Stock per DECS, (b) if the Maturity Price is less than or equal to the Threshold Appreciation Price but is greater than the Initial Price, (i) a fraction equal to the Initial Price divided by the Maturity Price of (ii) one share of Rouge Class A Common Stock per DECS and (c) if the Maturity Price is less than or equal to the Initial Price, one share of Rouge Class A Common Stock per DECS. ACCORDINGLY, THE VALUE OF THE ROUGE CLASS A COMMON STOCK TO BE RECEIVED BY HOLDERS OF THE DECS (OR, AS DISCUSSED BELOW, THE CASH EQUIVALENT TO BE RECEIVED IN LIEU OF SUCH SHARES) AT MATURITY WILL NOT NECESSARILY EQUAL THE PRINCIPAL AMOUNT OF SUCH DECS. The ratios of shares of Rouge Class A Common Stock per DECS specified in clauses (a), (b)(ii) and (c) above of the Exchange Rate definition are hereinafter referred to as the "Share Components." Any shares of Rouge Class A Common Stock delivered by Worthington to the holders of the DECS that are not affiliated with Rouge Steel shall be free of any transfer restrictions and the holders of the DECS will be responsible for the payment of any and all brokerage costs upon the subsequent sale of such shares. No fractional shares of Rouge Class A Common Stock will be issued at Maturity as provided under "-- Fractional Shares" below. Although it is Worthington's current intention to deliver shares of Rouge Class A Common Stock at Maturity, Worthington may, at its option, deliver cash in lieu of delivering either (a) all, but not less than all, of the shares of Rouge Class A Common Stock otherwise deliverable on the date of Maturity (the "All Cash Delivery Option") or (b) a percentage (selected by Worthington in its discretion, but not to exceed 20%) of the shares of Rouge Class A Common Stock otherwise deliverable on the date of Maturity (the "Partial Cash Delivery Option"), in either case, except where such delivery would violate applicable state law. The amount of cash deliverable in respect of each DECS shall be equal to the product of the number of shares of Rouge Class A Common Stock otherwise deliverable in respect of such DECS on the date of Maturity multiplied by the Maturity Price. In the event Worthington elects to deliver cash in lieu of some or all shares at Maturity, it will be obligated pursuant to the Indenture, with respect to those holders of DECS to whom Worthington has determined delivery of cash may violate applicable state law, to deliver shares of Rouge Class A Common Stock. An election to exercise the Partial Cash Delivery Option with respect to a percentage of the shares of Rouge Class A Common Stock otherwise deliverable on the date of Maturity shall not in any way limit Worthington's obligation to deliver the remaining shares of Rouge Class A Common Stock otherwise deliverable at Maturity. On or prior to the 21st Business Day prior to March 1, 2000, Worthington will notify the Trustee, which in turn will notify The Depository Trust Company, and publish a notice in a daily newspaper of national circulation stating whether the principal amount of each DECS will be exchanged for shares of Rouge Class A Common Stock, cash or a combination thereof and, if a combination of such shares and cash, the relative proportion of each; provided, however, that if Worthington intends to deliver cash, Worthington shall have the right, as a condition to delivery of such cash, to require certification as to the domicile and residency of each beneficial holder of DECS.

     Notwithstanding the foregoing, (i) in the case of certain dilution events, the Exchange Rate will be subject to adjustment and (ii) in the case of certain adjustment events, the consideration received by holders of DECS at Maturity will be shares of Rouge Class A Common Stock, other securities and/or cash. See "-- Dilution Adjustments; Other Adjustment Events" below.

     The "Maturity Price" is defined as the average Closing Price per share of Rouge Class A Common Stock on the 20 Trading Days immediately prior to (but not including) the date of Maturity; provided, however, that if there are not 20 Trading Days for the Rouge Class A Common Stock occurring later than the 60th calendar day immediately prior to, but not including, the date of Maturity, "Maturity Price" is defined as the market value per share of Rouge Class A Common Stock as of Maturity as determined by a nationally recognized independent investment banking firm retained for such purpose by Worthington. The "Closing Price" of any security on any date of determination means (i) the closing sale price (or, if no closing price is reported, the last reported sale price) of such security (regular way) on the NYSE on such date, (ii) if such security is not listed for trading on the NYSE on any such date, as reported in the composite transactions for the principal United States securities exchange on which such security is so listed, (iii) if such security is not so listed on a United States national or regional securities exchange, as reported by the

Nasdaq Stock Market, (iv) if such security is not so reported, the last quoted bid price for such security in the over-the-counter market as reported by the National Quotation Bureau or similar organization or (v) if such security is not so quoted, the average of the mid-point of the last bid and ask prices for such security from at least three nationally recognized investment banking firms selected by Worthington for such purpose. A "Trading Day" is defined as a day on which the security the Closing Price of which is being determined (A) is not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business and (B) has traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of such security. "Business Day" means any day that is not a Saturday, a Sunday or a day on which the NYSE, banking institutions or trust companies in The City of New York are authorized or obligated by law or executive order to close.

     For illustrative purposes only, the following chart shows the number of shares of Rouge Class A Common Stock or, where permitted by applicable law, the amount of cash that a holder of DECS would receive for each DECS at various Maturity Prices. The table assumes that there will be no adjustments to the Exchange Rate or in the consideration received by holders of DECS described under "-- Dilution Adjustments; Other Adjustment Events" below and that there will be no exercise of the Partial Cash Delivery Option. There can be no assurance that the Maturity Price will be within the range set forth below. Given the Initial Price of $15.50 per DECS and the Threshold Appreciation Price of $18.29, a DECS holder would receive at Maturity the following number of shares of Rouge Class A Common Stock or amount of cash (if Worthington elects to pay the DECS by exercising the All Cash Delivery Option):

MATURITY PRICE OF     NUMBER OF SHARES OF
  ROUGE CLASS A          ROUGE CLASS A        AMOUNT OF
  COMMON STOCK           COMMON STOCK           CASH
-----------------     -------------------     ---------
     $ 15.00                 1.0000            $ 15.00
       15.50                 1.0000              15.50
       17.00                 0.9118              15.50
       18.29                 0.8475              15.50
       20.00                 0.8475              16.95

     As the foregoing chart illustrates, if at Maturity, the Maturity Price is greater than or equal to $18.29, Worthington will be obligated to deliver 0.8475 shares of Rouge Class A Common Stock per DECS, resulting in Worthington receiving 15.25 percent of the appreciation in market value above $18.29 and the DECS holder receiving 84.75 percent of the appreciation in market value above $18.29. If at Maturity, the Maturity Price is greater than $15.50 and less than $18.29, Worthington will be obligated to deliver only a fraction of a share of Rouge Class A Common Stock having a market value equal to $15.50, resulting in Worthington retaining all appreciation in the market value of the Rouge Class A Common Stock from $15.50 to $18.29. If at Maturity, the Maturity Price is less than or equal to $15.50, Worthington will be obligated to deliver one share of Rouge Class A Common Stock per DECS, regardless of the market price of such share, resulting in the DECS holder realizing the entire loss on the decline in market value of the Rouge Class A Common Stock.

     Interest on the DECS will be payable, and delivery of Rouge Class A Common Stock (or, at the option of Worthington with respect to all or a portion of such shares, its cash equivalent as described above and/or such other consideration as permitted or required as described below) in exchange for the DECS at Maturity will be made upon surrender of such DECS, at the office or agency of Worthington maintained for such purposes; provided, however, that payment of interest may be made at the option of Worthington by check mailed to the persons in whose names the DECS are registered at the close of business on the last day of the calendar month immediately preceding the relevant Interest Payment Date. See "-- Book-Entry System." Initially such office will be the principal corporate trust office of the Trustee, in the City and State of New York.

     The DECS will be transferable at any time or from time to time at the aforementioned office. No service charge will be made to the holder for any such transfer except for any tax or governmental charge incidental thereto.

     The Indenture does not contain any restriction on the ability of Worthington to sell, pledge or convey all or any portion of the Rouge Class A Common Stock held by it or its subsidiaries, and no such shares of Rouge Class A Common Stock will be pledged or otherwise held in escrow for use at Maturity of the DECS. Consequently, in the event of a bankruptcy, insolvency or liquidation of Worthington or its subsidiaries, the Rouge Class A Common Stock, if any, owned by Worthington or its subsidiaries will be subject to the claims of the creditors of Worthington or its subsidiaries, respectively. In addition, as described herein, Worthington will have the option, exercisable in its sole discretion, to satisfy its obligations pursuant to the mandatory exchange for the principal amount of each DECS at Maturity by delivering to holders of the DECS either the number of shares of Rouge Class A Common Stock specified above or, subject to applicable law, with respect to all or a portion of such shares, cash in an amount equal to the product of the number of all such shares or the portion thereof otherwise deliverable, respectively, multiplied by the Maturity Price. In the event of such a sale, pledge or conveyance, a holder of the DECS may be more likely to receive cash in lieu of Rouge Class A Common Stock. As a result, there can be no assurance that Worthington will elect at Maturity to deliver Rouge Class A Common Stock or, if it so elects, that it will use all or any portion of its current holdings of Rouge Class A Common Stock to make such delivery. Holders of the DECS will not be entitled to any rights with respect to Rouge Class A Common Stock (including, without limitation, voting rights and rights to receive any dividends or other distributions in respect thereof) until such time, if any, as Worthington shall have delivered shares of Rouge Class A Common Stock to holders of the DECS at Maturity thereof and the applicable record date, if any, for the exercise of such rights occurs after such date.

DILUTION ADJUSTMENTS; OTHER ADJUSTMENT EVENTS

     The Exchange Rate is subject to adjustment if Rouge Steel shall (i) pay a stock dividend or make a distribution, in either case, with respect to Rouge Class A Common Stock in shares of such stock, (ii) subdivide or split its outstanding shares of Rouge Class A Common Stock, (iii) combine its outstanding shares of Rouge Class A Common Stock into a smaller number of shares, (iv) issue by reclassification (other than a reclassification pursuant to clause (ii), (iii), (iv) or (v) of the definition of Adjustment Event below) of its shares of Rouge Class A Common Stock any shares of common stock of Rouge Steel or (v) issue rights or warrants (other than rights to purchase Rouge Class A Common Stock pursuant to a plan for the reinvestment of dividends or interest) to all holders of Rouge Class A Common Stock entitling them to subscribe for or purchase shares of Rouge Class A Common Stock at a price per share less than the Market Price (as defined below) of the Rouge Class A Common Stock on the Business Day next following the record date for the determination of holders of Rouge Class A Common Stock entitled to receive such rights or warrants. In the case of the events referred to in clauses (i), (ii), (iii) and (iv) above, the Exchange Rate shall be adjusted by adjusting each of the Share Components of the Exchange Rate in effect immediately prior to such event so that a holder of any DECS will be entitled to receive, upon mandatory exchange of the principal amount of such DECS at Maturity, the number of shares of Rouge Class A Common Stock (or, in the case of a reclassification referred to in clause (iv) above, the number of shares of other common stock of Rouge Steel issued pursuant thereto) which such holder of such DECS would have owned or been entitled to receive immediately following such event had such DECS been exchanged immediately prior to such event or any record date with respect thereto. In the case of the event referred to in clause (v) above, the Exchange Rate shall be adjusted by multiplying each of the Share Components of the Exchange Rate in effect on the record date for the issuance of the rights or warrants referred to in clause (v) above, by a fraction, of which the numerator shall be (A) the number of shares of Rouge Class A Common Stock outstanding on the record date for the issuance of such rights or warrants, plus (B) the number of additional shares of Rouge Class A Common Stock offered for subscription or purchase pursuant to such rights or warrants, and of which the denominator shall be (x) the number of shares of Rouge Class A Common Stock outstanding on the record date for the issuance of such rights or warrants, plus (y) the number specified in clause (B) above multiplied by the quotient of the exercise price of such rights or warrants divided by the Market Price of the Rouge Class A Common Stock on the Business Day next following the record date for the determination of holders of Rouge Class A Common Stock entitled to receive such rights or warrants. To the extent that such rights or warrants expire prior to the Maturity of the DECS and shares of Rouge Class A Common Stock are not delivered pursuant to such rights or warrants prior to such expiration, the Exchange Rate shall be readjusted to the Exchange Rate which would then be in effect had such adjustments for the issuance of such rights or warrants been made upon the basis of delivery of only the number of shares of Rouge Class A Common Stock actually delivered pursuant to such rights or warrants. For purposes of this paragraph, dividends will be deemed to be paid as of the record date for such dividend. "Market Price" means, as of any date of determination, the average Closing Price per share of Rouge Class A Common Stock on the 20 Trading Days immediately prior to (but not including) the date of determination; provided, however, that if there are not 20 Trading Days for the Rouge Class A Common Stock occurring later than the 60th calendar day immediately prior to, but not including, such date, the Market Price shall be determined as the market value per share of Rouge Class A Common Stock as of such date as determined by a nationally recognized investment banking firm retained for such purpose by Worthington. All adjustments to the Exchange Rate will be calculated to the nearest 1/10,000th of a share of Rouge Class A Common Stock (or, if there is not a nearest 1/10,000th of a share, to the next higher 1/10,000th of a share). No adjustment in the Exchange Rate shall be required unless such adjustment would require an increase or decrease of at least one percent therein; provided, however, that any adjustments which by reason of the foregoing are not required to be made shall be carried forward and taken into account in any subsequent adjustment. If an adjustment is made to the Exchange Rate pursuant to clauses (i), (ii), (iii), (iv) or (v) above, an adjustment shall also be made to the Maturity Price as such term is used throughout the definition of Exchange Rate. The required adjustment to the Maturity Price shall be made at Maturity by multiplying the Maturity Price by the cumulative number or fraction determined pursuant to the Exchange Rate adjustment procedure described above. In the case of the reclassification of any shares of Rouge Class A Common Stock into any shares of common stock of Rouge Steel other than Rouge Class A Common Stock, such shares of common stock shall be deemed shares of Rouge Class A Common Stock solely to determine the Maturity Price and to apply the Exchange Rate at Maturity. Each such adjustment to the Exchange Rate and the Maturity Price shall be made successively.

     In the event of (i) any dividend or distribution by Rouge Steel to all holders of Rouge Class A Common Stock of evidences of its indebtedness or other assets (excluding any dividends or distributions referred to in clause (i) of the first paragraph under this caption " -- Dilution Adjustments; Other Adjustment Events," any shares of common stock issued pursuant to a reclassification referred to in clause (iv) of such paragraph and any Ordinary Cash Dividends (as defined below)) or any issuance by Rouge Steel to all holders of Rouge Class A Common Stock of rights or warrants to subscribe for or purchase any of its securities (other than rights or warrants referred to in clause (v) of the first paragraph under this caption " -- Dilution Adjustments; Other Adjustment Events"), (ii) any consolidation or merger of Rouge Steel with or into another entity (other than a merger or consolidation in which Rouge Steel is the continuing corporation and in which the Rouge Class A Common Stock outstanding immediately prior to the merger or consolidation is not exchanged for cash, securities or other property of Rouge Steel or another corporation),
(iii) any sale, transfer, lease or conveyance to another corporation of the property of Rouge Steel as an entirety or substantially as an entirety, (iv) any statutory exchange of securities of Rouge Steel with another corporation (other than in connection with a merger or acquisition) or (v) any liquidation, dissolution or winding up of Rouge Steel (any such event, an "Adjustment Event"), each Holder of a DECS will receive at Maturity, in lieu of or (in the case of an Adjustment Event described in clause (i) above) in addition to, shares of Rouge Class A Common Stock as described above, cash in an amount equal to (A) if the Maturity Price is greater than the Threshold Appreciation Price, 0.8475 multiplied by the Transaction Value (as defined below), (B) if the Maturity Price is less than or equal to the Threshold Appreciation Price but is greater than the Initial Price, the product of (x) the Initial Price divided by the Maturity Price multiplied by (y) the Transaction Value and (C) if the Maturity Price is less than or equal to the Initial Price, the Transaction Value. Following an Adjustment Event, the Maturity Price, as such term is used in this paragraph and throughout the definition of Exchange Rate, shall be deemed to equal (A) if shares of Rouge Class A Common Stock are outstanding at Maturity, the Maturity Price of the Rouge Class A Common Stock, as adjusted pursuant to the method set forth in the preceding paragraph, otherwise zero, plus (B) the Transaction Value.

     Notwithstanding the foregoing, with respect to any securities received in an Adjustment Event that (A) are (i) listed on a United States national securities exchange, (ii) reported on a United States national securities system subject to last sale reporting, (iii) traded in the over-the-counter market and reported on the National Quotation Bureau or similar organization or (iv) for which bid and ask prices are available from at least three nationally recognized investment banking firms and (B) are either (x) perpetual equity securities or
(y) non-perpetual equity or debt securities with a stated maturity after the Stated Maturity of the DECS ("Reported Securities"), Worthington may, at its option, in lieu of delivering the amount of cash deliverable in respect of Reported Securities received in an Adjustment Event, as determined in accordance with the previous paragraph, deliver a number of such Reported Securities with a value equal to such cash amount, as determined in accordance with clause (ii) of the definition of Transaction Value; provided, however, that (i) if such option is exercised, Worthington shall either (X) deliver Reported Securities in respect of all, but not less than all, cash amounts that would otherwise be deliverable in respect of Reported Securities received in an Adjustment Event, or (Y) deliver a percentage (selected by Worthington in its discretion, but not to exceed 20%) of the cash amounts that would otherwise be deliverable in respect of such Reported Securities and deliver Reported Securities in respect of the remainder of such cash amounts, (ii) Worthington may not exercise such option if Worthington has made an election to exercise the All Cash Delivery Option, or if such Reported Securities have not yet been delivered to the holders entitled thereto following such Adjustment Event or any record date with respect thereto and (iii) subject to clause (ii) of this proviso, Worthington shall exercise such option if Worthington does not elect to exercise the All Cash Delivery Option. If Worthington elects to deliver any Reported Securities, each holder of a DECS will be responsible for the payment of any and all brokerage and other transaction costs upon the sale of such Reported Securities. If, following any Adjustment Event, any Reported Security ceases to qualify as a Reported Security, then (x) Worthington may no longer elect to deliver such Reported Security in lieu of an equivalent amount of cash and (y) notwithstanding clause (ii) of the definition of Transaction Value, the Transaction Value of such Reported Security shall mean the fair market value of such Reported Security on the date such security ceases to qualify as a Reported Security, as determined by a nationally recognized investment banking firm retained for this purpose by Worthington.

     The amount of cash and/or the kind and number of securities into which the DECS shall be exchangeable after an Adjustment Event shall be subject to adjustment following the date of such Adjustment Event in the same manner and upon the occurrence of the same type of events as described under this caption "-- Dilution Adjustments; Other Adjustment Events" with respect to Rouge Class A Common Stock and Rouge Steel.

     For purposes of the foregoing, the term "Ordinary Cash Dividend" means, with respect to any consecutive 365-day period, any dividend with respect to Rouge Class A Common Stock paid in cash to the extent that the amount of such dividend, together with the aggregate amount of all other dividends on the Rouge Class A Common Stock paid in cash during such 365-day period, does not exceed on a per share basis 10% of the average of the Closing Prices of the Rouge Class A Common Stock over such 365-day period.

     The term "Transaction Value" means (i) for any cash received in any Adjustment Event, the amount of cash received per share of Rouge Class A Common Stock, (ii) for any Reported Securities received in any Adjustment Event, an amount equal to (x) the average Closing Price per security of such Reported Securities on the 20 Trading Days immediately prior to (but not including) Maturity multiplied by (y) the number of such Reported Securities (as adjusted pursuant to the second preceding paragraph) received per share of Rouge Class A Common Stock and (iii) for any property received in any Adjustment Event other than cash or such Reported Securities, an amount equal to the fair market value of the property received per share of Rouge Class A Common Stock on the date such property is received, as determined by a nationally recognized investment banking firm retained for this purpose by Worthington; provided, however, that in the case of clause (ii), (x) with respect to securities that are Reported Securities by virtue of only clause (iv) of the definition of Reported Securities above, Transaction Value with respect to any such Reported Security means the average of the mid-point of the last bid and ask prices for such Reported Security as of Maturity from each of at least three nationally recognized investment banking firms retained for such purpose by Worthington multiplied by the number of such Reported Securities (as adjusted pursuant to the method set forth in the second preceding paragraph) received per share of Rouge Class A Common Stock and (y) with respect to all other Reported Securities, if there are not 20 Trading Days for any particular Reported Security occurring after the 60th calendar day immediately prior to, but not including, the date of Maturity. Transaction Value with respect to such Reported Security means the market value per security of such Reported Security as of Maturity as determined by a nationally recognized investment banking firm retained for such purpose by Worthington multiplied by the number of such Reported Securities (as adjusted pursuant to the method set forth in the second preceding paragraph) received per share of Rouge Class A Common Stock. For purposes of calculating the Transaction Value, any cash, Reported Securities or other property receivable in an Adjustment Event shall be deemed to have been received immediately prior to the close of business on the record date for such Adjustment Event or, if there is no record date for such Adjustment Event, immediately prior to the close of business on the effective date of such Adjustment Event.

     No adjustments will be made for certain other events, such as offerings of Rouge Class A Common Stock by Rouge Steel for cash or in connection with acquisitions.

     In the event that Rouge Steel completes its contemplated reorganization, each share of Rouge Class A Common Stock is anticipated to become a share of Rouge Holding Company Class A Common Stock. In this event, under the terms of the DECS, at maturity of the DECS each holder of a DECS will receive Rouge Holding Company Class A Common Stock (or the cash equivalent) at the Exchange Rate, subject to adjustment as provided herein.

     Worthington is required, within ten Business Days following the occurrence of an event that requires an adjustment to the Exchange Rate or the occurrence of an Adjustment Event (or, in either case, if Worthington is not aware of such occurrence, as soon as practicable after becoming so aware), to provide written notice to the Trustee and to each holder of DECS of the occurrence of such event including a statement in reasonable detail setting forth the method by which the adjustment to the Exchange Rate or change in the consideration to be received by holders of DECS following the Adjustment Event was determined and setting forth the revised Exchange Rate or consideration, as the case may be; provided, however, that, in respect of any adjustment to the Maturity Price, such notice will only disclose the factor by which the Maturity Price is to be multiplied in order to determine which clause of the Exchange Rate definition will apply at Maturity.

FRACTIONAL SHARES

     No fractional shares of Rouge Class A Common Stock or Reported Securities will be issued if Worthington exchanges the DECS for shares of Rouge Class A Common Stock and/or Reported Securities. If more than one DECS shall be surrendered for exchange at one time by the same holder, the number of full shares of Rouge Class A Common Stock or Reported Securities which shall be delivered upon exchange, in whole or in part, as the case may be, shall be computed on the basis of the aggregate number of DECS so surrendered at Maturity. In lieu of any fractional share or security otherwise issuable in respect of all DECS of any holder which are exchanged at Maturity, such holder shall be entitled to receive an amount in cash equal to the value of such fractional share or security at the Maturity Price.

DELIVERY OF SECURITIES UPON MATURITY

     All Rouge Class A Common Stock and Reported Securities deliverable to holders upon the Maturity of the DECS will be delivered to such holders, whenever practicable, in such manner (such as by book-entry transfer) so as to assure same-day transfer of such securities to holders and otherwise in the manner customary at such time for delivery of such securities and securities of the same type. Notwithstanding the foregoing, it may not be possible under market practices prevailing at the Maturity of the DECS to transfer Rouge Class A Common Stock and/or Reported Securities so as to assure same-day transfer of such securities to holders. Accordingly, holders of DECS may receive all or a portion of the Rouge Class A Common Stock and/or Reported Securities into which such DECS are exchangeable after the date of Maturity.

REDEMPTION AND SINKING FUND

     The DECS are not subject to redemption prior to Maturity and do not contain sinking fund or other mandatory redemption provisions. The DECS are not subject to payment prior to the date of Maturity at the option of the holder.

SATISFACTION AND DISCHARGE OF THE INDENTURE; DEFEASANCE

     The Indenture shall generally cease to be of any further effect (the "satisfaction and discharge" of the Indenture) with respect to the DECS if (a) Worthington has delivered to the Trustee for cancellation all of the DECS (with certain limited exceptions) or (b) all the DECS not theretofore delivered to the Trustee for cancellation shall have become due and payable and Worthington shall have deposited with the Trustee as trust funds the entire amount in cash sufficient to pay all such DECS (and if, in either case, Worthington shall also pay or cause to be paid all other sums payable under the Indenture by Worthington). The Indenture is not subject to satisfaction and discharge with respect to the DECS in any other circumstances and the DECS are not subject to the legal defeasance or covenant defeasance options described in the accompanying Prospectus.

BOOK-ENTRY SYSTEM

     It is expected that the DECS will be issued in the form of one or more global securities (the "Global Securities") deposited with The Depository Trust Company (the "Depositary") and registered in the name of a nominee of the Depositary.

     The Depositary has advised Worthington and the Underwriter as follows: The Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to Section 17A of the Exchange Act. The Depositary was created to hold securities of persons who have accounts with the Depositary ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of certificates. Such participants include securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to the Depositary's book-entry system also is available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Upon the issuance of a Global Security, the Depositary or its nominee will credit the respective DECS represented by such Global Security to the accounts of participants. The accounts to be credited shall be designated by the Underwriter. Ownership of beneficial interests in the Global Securities will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Securities will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary or its nominee for such Global Securities. Ownership of beneficial interests in such Global Securities by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the DECS for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in such Global Securities will not be entitled to have the DECS registered in their names, will not receive or be entitled to receive physical delivery of the DECS in definitive form and will not be considered the owners or holders thereof under the Indenture.

     Payment of principal of and any interest on the DECS registered in the name of or held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner or the holder of the Global Security. None of Worthington, the Trustee, any Paying Agent or any securities registrar for the DECS will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Worthington expects that the Depositary, upon receipt of any payment of principal or interest in respect of a permanent Global Security, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of the Depositary. Worthington also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     A Global Security may not be transferred except as a whole by the Depositary to a nominee or a successor of the Depositary. If the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by Worthington within ninety days, Worthington will issue DECS in definitive registered form in exchange for the Global Security representing such DECS. In addition, Worthington may at any time and in its sole discretion determine not to have any DECS represented by one or more Global Securities and, in such event, will issue DECS in definitive form in exchange for all of the Global Securities representing the DECS. Further, if Worthington so specifies with respect to the DECS, an owner of a beneficial interest in a Global Security representing DECS may, on terms acceptable to Worthington and the Depositary for such Global Security, receive DECS in definitive form. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of DECS represented by such Global Security equal in number to that represented by such beneficial interest and to have such DECS registered in its name.

SAME-DAY FUNDS SETTLEMENT SYSTEM AND PAYMENT

     Settlement for the DECS will be made by the Underwriter in immediately available funds. All payments of principal and interest will be made by Worthington in immediately available funds.

     The DECS will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the DECS will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the DECS.

CERTAIN COVENANTS

     Limitation on Liens. Except as provided below, Worthington may not, and may not permit any of its Subsidiaries to, directly or indirectly, create or permit to exist any Lien on any Principal Property or any shares of Capital Stock of or any Indebtedness of any Restricted Subsidiary, whether owned on the date of issuance of the DECS or thereafter acquired, securing any obligation, unless Worthington contemporaneously secures the DECS equally and ratably with (or prior to) such obligation. Worthington is not required to secure the DECS if the Lien consists of the following: (i) a Permitted Lien; or (ii) Liens securing Indebtedness if, after giving pro forma effect to the Incurrence of such Indebtedness (and the receipt and application of the proceeds thereof) or the securing of outstanding Indebtedness, the sum of (without duplication) (A) all Indebtedness of Worthington and its Subsidiaries secured by Liens (other than Permitted Liens) and (B) all Attributable Indebtedness in respect of Sale/Leaseback Transactions with respect to any Principal Property, at the time of determination, does not exceed 10% of Consolidated Net Tangible Assets.

     Limitation on Sale/Leaseback Transactions. Worthington shall not, and shall not permit any of its Subsidiaries to, enter into any Sale/Leaseback Transaction with respect to any Principal Property, unless (i) Worthington or such Subsidiary would be entitled to create a Lien on such Principal Property securing Indebtedness in an amount equal to the Attributable Indebtedness with respect to such Sale/Leaseback Transaction without securing the DECS pursuant to the covenant described in "Limitation on Liens" above or (ii) Worthington, within six months from the effective date of such Sale/Leaseback Transaction, applies to the voluntary defeasance or retirement (excluding retirements of DECS and other Indebtedness ranking pari passu with the DECS [as a result of conversions], pursuant to mandatory sinking funds or mandatory prepayment provisions or by payment at maturity) of DECS or other Indebtedness ranking pari passu with the DECS an amount equal to the Attributable Indebtedness with respect to such Sale/Leaseback Transaction.

     Limitation on Indebtedness of Restricted Subsidiaries. Worthington will not permit any Restricted Subsidiary to issue, assume or guarantee any Indebtedness for borrowed money other than (1) Indebtedness secured by a Lien which such Restricted Subsidiary is permitted to create or assume pursuant to the provisions regarding limitations on Liens, without securing the DECS, (2) Indebtedness to Worthington or another Restricted Subsidiary, (3) Indebtedness of any corporation that exists at the time such corporation becomes a Restricted Subsidiary, provided that, such Indebtedness is not incurred in anticipation of such corporation becoming a Restricted Subsidiary, (4) Indebtedness of a corporation that exists at the time such corporation is merged with or into or consolidated with a Restricted Subsidiary or at the time of a sale, lease or other disposition of all or substantially all the properties of a corporation to a Restricted Subsidiary, provided that, such Indebtedness is not incurred in anticipation of such merger, consolidation or sale, lease or other disposition,
(5) Indebtedness incurred in connection with any industrial development bond financing, (6) Indebtedness incurred by such Restricted Subsidiary in the ordinary course of the business of such Restricted Subsidiary and which matures not more than, and is not renewable or extendible at the option of the obligor to a date more than, twelve months after the date such Indebtedness is incurred, and (7) Indebtedness incurred by any Restricted Subsidiary to extend, renew or replace, in whole or in part, any Indebtedness referred to in the foregoing clauses (3) or (4) or Indebtedness of any Restricted Subsidiary existing at the date of the Indenture, provided that, the principal amount of Indebtedness so incurred shall not exceed the principal amount of Indebtedness outstanding at the time of such extension, renewal or replacement. Worthington may permit one or more Restricted Subsidiaries to issue, assume or guarantee any Indebtedness for borrowed money which is not secured by a Lien upon any Principal Property or shares of Capital Stock or Indebtedness of any Restricted Subsidiary, provided that, the aggregate amount of all such Indebtedness permitted by this paragraph (together with all Liens created, assumed or incurred by Worthington and its Subsidiaries (as measured by all Indebtedness secured by all such Liens then outstanding or to be so created or assumed) and all Sale/Leaseback Transactions entered into (as measured by the Attributable Indebtedness of all such Transactions then outstanding or to be so entered into)) at any time outstanding shall not exceed 10% of Consolidated Net Tangible Assets.

     Limitation on Issuance of Preferred Stock by Restricted
Subsidiaries. Worthington will not permit any of its Restricted Subsidiaries to issue any preferred or preference stock (except to Worthington or any wholly owned Restricted Subsidiary) or permit any Person other than Worthington or any wholly owned Restricted Subsidiary to hold any such preferred or preference stock.

     Certain Definitions. The following definitions, among others, are used in the Indenture. Many of the definitions of terms used in the Indenture have been negotiated specifically for the purposes of inclusion in the Indenture and may not be consistent with the manner in which such terms are defined in other contexts. Prospective purchasers of DECS are encouraged to read each of the following definitions carefully and to consider such definitions in the context in which they are used in the Indenture. Capitalized terms used herein but not defined have the meanings assigned thereto in the Indenture.

     "Attributable Indebtedness" with respect to a Sale/Leaseback Transaction means, as of the time of determination, (i) if the obligation with respect to such Sale/Leaseback Transaction is a Capitalized Lease Obligation, the amount of such obligation determined in accordance with GAAP and included in the financial statements of the lessee or (ii) if the obligation with respect to such Sale/Leaseback Transaction is not a Capitalized Lease Obligation, the total Net Amount of Rent required to be paid by the lessee under such lease during the remaining term thereof (including any period for which the lease has been extended), discounted from the respective due dates thereof to such determination date at the rate per annum borne by the DECS compounded semi-annually.

     "Capitalized Lease Obligations" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP; and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

     "Commodity Price Protection Agreement" means, in respect of any Person, any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in commodity prices.

     "Consolidated Net Tangible Assets" means, as of any date of determination, the sum of the amounts that would appear on a consolidated balance sheet of Worthington and its Subsidiaries for the total assets (less accumulated depletion, depreciation and amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) of Worthington and its Subsidiaries, determined on a consolidated basis in accordance with GAAP, after giving effect to purchase accounting and after deducting therefrom, to the extent included in total assets, in each case as determined on a consolidated basis in accordance with GAAP (without duplication): (i) the aggregate amount of liabilities of Worthington and its Subsidiaries that may properly be classified as current liabilities (including taxes accrued as estimated); (ii) current Indebtedness and current maturities of long-term Indebtedness; (iii) minority interests in Worthington's Subsidiaries held by Persons other than Worthington or a wholly-owned Subsidiary of Worthington; and
(iv) unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items.

     "Currency Exchange Protection Agreement" means, in respect of any Person, any foreign exchange contract, currency swap agreement, currency option or other similar agreement or arrangement designed to protect such Person against fluctuations in currency exchange rates.

     "Disqualified Stock" of a Person means Redeemable Stock of such Person as to which the maturity, mandatory redemption, conversion or exchange or redemption at the option of the holder thereof occurs, or may occur, on or prior to the first anniversary of the Stated Maturity of the DECS.

     "GAAP" means generally accepted accounting principles in the United States as in effect as of the date on which the DECS are issued, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture will be computed in conformity with GAAP consistently applied.

     "Government Contract Lien" means any Lien required by any contract, statute, regulation or order in order to permit Worthington or any of its Subsidiaries to perform any contract or subcontract made by it with or at the request of the United States or any State thereof or any department, agency or instrumentality of either or to secure partial, progress, advance or other payments by Worthington or any of its Subsidiaries to the United States or any State thereof or any department, agency or instrumentality of either pursuant to the provisions of any contract, statute, regulation or order.

     "Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Protection Agreement, Currency Exchange Protection Agreement, Commodity Price Protection Agreement or other similar agreement.

     "Indebtedness" means, with respect to any Person on any date of determination (without duplication); (i) the principal in respect of indebtedness of such Person for borrowed money; (ii) the principal in respect of obligations of such Person evidenced by bonds, DECS, DECS or other similar instruments; (iii) all Capitalized Lease Obligations of such Person; (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services (except trade payables); (v) all obligations of such Person in respect of letters of credit, banker's acceptances or other similar instruments or credit transactions (including reimbursement obligations with respect thereto), other than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iv) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed not later than the third business day following receipt by such Person of a demand for reimbursement following payment of the letter of credit; (vi) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock, or with respect to any Subsidiary of Worthington, any Preferred Stock (but excluding, in each case, any accrued dividends); (vii) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness of such other Persons; (viii) all Indebtedness of other Persons to the extent guaranteed by such Person; and (ix) to the extent not otherwise included in this definition, obligations in respect of Hedging Obligations except those secured by Permitted Liens. For purposes of this definition, the maximum fixed redemption, repayment or repurchase price of any Disqualified Stock or Preferred Stock that does not have a fixed redemption, repayment or repurchase price shall be calculated in accordance with the terms of such Stock as if such Stock were redeemed, repaid or repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture; provided, however, that if such stock is not then permitted to be redeemed, repaid or repurchased, the redemption, repayment or repurchase price shall be the book value of such stock as reflected in the most recent financial statements of such Person. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

     "Interest Rate Protection Agreement" means, in respect of any Person, any interest rate swap agreement, interest rate option agreement, interest rate cap agreement, interest rate collar agreement, interest rate floor agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in interest rates.

     "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

     "Net Amount of Rent" as to any lease for any period means the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease that is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as payable under such lease subsequent to the first date upon which it may be so terminated.

     "Permitted Liens" means, with respect to any Person, (a) pledges or deposits by such Person under worker's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure performance, surety or appeal bonds to which such Person is a party or which are otherwise required of such Person, or deposits as security for contested taxes or import duties or for the payment of rent or other obligations of like nature, in each case incurred in the ordinary course of business; (b) Liens imposed by law, such carriers', warehousemen's, laborers', materialmen's, landlords', vendors', workmen's, operators', producers' and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings; (c) Liens for property taxes, assessments and other governmental charges or levies not yet delinquent or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings; (d) minor survey exceptions, minor encumbrances, easements or reservations of or with respect to, or rights of others for or with respect to, licenses, rights-of-way, sewers, electric and other utility lines and usages, telegraph and telephone lines, pipelines, surface use, operation of equipment permits, servitudes and other similar matters or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of such properties or materially impair their use in the operation of the business of such Person; (e) Liens existing on or provided for under the terms of agreements existing on the date the DECS are issued (including, without limitation, under Worthington's credit agreement as defined in the Indenture);
(f) Liens on property at the time Worthington or any of its Subsidiaries acquired the property or the entity owning such property, including any acquisition by means of a merger or consolidation with or into Worthington; provided, however, that any such Lien may not extend to any other property owned by Worthington or any of its Subsidiaries; (g) Liens securing a Hedging Obligation so long as such Hedging Obligation is of the type customarily entered into in connection with, and is entered into for the purpose of, limiting risk;
(h) Purchase Money Liens; (i) Liens securing only Indebtedness of a wholly-owned Subsidiary of Worthington to Worthington or one or more wholly-owned Subsidiaries of Worthington; (j) Liens on any property to secure Indebtedness incurred in connection with the construction, installation or financing of pollution control or abatement facilities or other forms of industrial revenue bond financing or Indebtedness issued or Guaranteed by the United States, any state or any department, agency or instrumentality thereof; (k) Government Contract Liens; (l) Liens securing Indebtedness of joint ventures in which Worthington or a Subsidiary has an interest to the extent such Liens are on property or assets of such joint ventures; (m) Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of defeasing Indebtedness of Worthington or any of its Subsidiaries; (n) legal or equitable encumbrances deemed to exist by reason of negative pledges or the existence of any litigation or other legal proceeding and any related lis pendens filing (excluding any attachment prior to judgment lien or attachment lien in and of execution on a judgment); (o) any attachment Lien being contested in good faith and by proceedings promptly initiated and diligently conducted, unless the attachment giving rise thereto will not, within sixty days after the entry thereof, have been discharged or fully bonded or will not have been discharged within sixty days after the termination of any such bond; (p) any judgment Lien, unless the judgment it secures will not, within sixty days after the entry thereof, have been discharged or execution thereof stayed pending appeal, or will not have been discharged within sixty days after the expiration of any such stay; (q) Liens to banks arising from the issuance of letters of credit issued by such banks ("issuing banks") on the following: (i) any and all shipping documents, warehouse receipts, policies or certificates of insurance and other document accompanying or relative to drafts drawn under any credit, and any draft drawn thereunder (whether or not such documents, goods or other property be released to or upon the order of Worthington or any Subsidiary under a security agreement or trustor bailee receipt of otherwise), and the proceeds of each and all of the foregoing; (ii) the balance of every deposit account, now or at the time hereafter existing, of Worthington or any Subsidiary with the issuing banks, and any other claims of Worthington or any Subsidiary against the issuing banks; and all property claims and demands and all rights and interests therein of Worthington or any Subsidiary and all evidences thereof and all proceeds thereof which have been or at any time will be delivered to or otherwise come into the issuing bank's possession, custody or control, or into the possession, custody or control of any bailee for the issuing bank or of any of its agents or correspondents for the account of the issuing bank, for any purpose, whether or not the express purpose of being used by the issuing bank as collateral security or for the safekeeping or for any other or different purpose, the issuing bank being deemed to have possession or control of all of such property actually in transit to or from or set apart for the issuing bank, any bailee for the issuing bank or any of its correspondents for other acting in its behalf, it being understood that the receipt at any time by the issuing bank, or any of its bailees, agents or correspondents, or other security, of whatever nature, including cash, will not be deemed a waiver of any of the issuing bank's rights or power hereunder; (iii) all property shipped under or pursuant to or in connection with any credit or drafts drawn thereunder or in any way related thereto, and all proceeds thereof; (iv) all additions to and substitutions for any of the property enumerated above in this subsection; (r) rights of a common owner of any interest in property held by such Person; (s) farmout, carried working interest, joint operating, unitization, royalty, overriding royalty, sales and similar agreements relating to the exploration or development of, or production from, oil and gas properties entered into the ordinary course of business; (t) any defects, irregularities or deficiencies in title to easements, rights-of-way or other properties that do not in the aggregate materially adversely affect the value of such properties or materially impair their use in the operation of the business of such Person; and (u) Liens to secure any refinancing; refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements), as a whole or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (e) through (l); provided, however, that (i) such new Lien shall be limited to all or part of the same property that secured the original Lien, plus improvements on such property and (ii) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of
(A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (e) through (l) at the time the original Lien became a Permitted Lien and (B) an amount necessary to pay any fees and expenses, including premiums, relating to such refinancing, refunding, extension, renewal or replacement.

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     "Principal Property" means any manufacturing plant or other similar facility (including production machinery and equipment located thereon) or warehouse, owned or leased by Worthington or any Subsidiary, which is located within the United States other than (a) any such plant or facility which the Board of Directors determines in good faith by board resolution is not of material importance to the total business conducted, or assets owned, by Worthington and its Subsidiaries as an entirety, or (b) any portion of any such plant or facility which the Board of Directors determines by Board Resolution in good faith not to be of material importance to the use or operation thereof. "Production machinery and equipment" means production machinery and equipment in such manufacturing plants used directly in the production of Worthington's or any Subsidiary's products.

     "Purchase Money Lien" means a Lien on property securing Indebtedness Incurred by Worthington or any of its Subsidiaries to provide funds for all or any portion of the cost of acquiring, constructing, altering, expanding, improving or repairing such property or assets used in connection with such property.

     "Redeemable Stocks" means, with respect to any person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise,
(ii) is convertible or exchangeable for Indebtedness (other than Preferred Stock) or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part.

     "Restricted Subsidiary" means any Subsidiary of Worthington, which shall at the time, directly or indirectly, through one or more Subsidiaries or in combination with one or more other Subsidiaries or Worthington, own or lease a Principal Property.

     "Sale/Leaseback Transaction" means an arrangement relating to property owned on the date of issuance of the DECS or thereafter acquired whereby Worthington or any of its Subsidiaries transfers such property to a Person and Worthington or any of its Subsidiaries leases it from such Person.

     "Subsidiary" of any Person means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regarding to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person,
(ii) such Person and one or more Subsidiaries of such Person or (iii) one or more Subsidiaries of such Person.

                             CERTAIN UNITED STATES
                       FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is based upon the advice of Worthington's counsel, Vorys, Sater, Seymour and Pease, as to certain of the material U.S. federal income tax consequences that may be relevant to a citizen or resident of the United States, a corporation, partnership or other entity created or organized under the laws of the United States or any political subdivision thereof, an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source (any of the foregoing, a "U.S. person") who is the beneficial owner of a DECS (a "U.S. Holder"). All references to "holders" (including U.S. Holders) are to beneficial owners of the DECS. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this Prospectus Supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

     This summary addresses the U.S. federal income tax consequences to holders who are initial holders of the DECS, who purchase the DECS at par, and who will hold the DECS and, if applicable, Rouge Class A Common Stock as capital assets. This summary does not address all aspects of federal income taxation that may be relevant to a particular holder in light of his or its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the DECS as part of a "straddle", "hedge", "conversion transaction", "synthetic security", or other integrated investment. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

     No statutory, judicial or administrative authority directly addresses the characterization of the DECS or instruments similar to the DECS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the DECS are not certain. No ruling is being requested from the Internal Revenue Service (the "IRS") with respect to the DECS and no assurance can be given that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE DECS SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE DECS, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

     Pursuant to the terms of the Indenture, Worthington and every holder of a DECS will be obligated (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a DECS for all tax purposes as a forward purchase contract to purchase Rouge Class A Common Stock at Maturity (including as a result of acceleration or otherwise), under the terms of which contract (a) at the time of issuance of the DECS the holder deposits irrevocably with Worthington a fixed amount of cash equal to the purchase price of the DECS to assure the fulfillment of the holder's purchase obligation described in clause (c) below, which deposit will unconditionally and irrevocably be applied at Maturity to satisfy such obligation, (b) until Maturity Worthington will be obligated to pay interest on such deposit at a rate equal to the stated rate of interest on the DECS as compensation for Worthington's use of such cash deposit during the term of the DECS and (c) at Maturity such cash deposit unconditionally and irrevocably will be applied by Worthington in full satisfaction of the holder's obligation under the forward purchase contract, and Worthington will deliver to the holder the number of shares of Rouge Class A Common Stock that the holder is entitled to receive at that time pursuant to the terms of the DECS (subject to Worthington's right to deliver cash in lieu of the Rouge Class A Common Stock). (Prospective investors should note that cash proceeds of this offering will not be segregated by Worthington during the term of the DECS, but instead will be commingled with Worthington's other assets and applied in a manner consistent with the "Use of Proceeds" discussion above.) Consistent with the above characterization, (i) amounts paid to Worthington in respect of the original issue of a DECS will be treated as allocable in their entirety to the amount of the cash deposit attributable to such DECS, and (ii) amounts denominated as interest that are payable with respect to the DECS will be characterized as interest payable on the amount of such deposit, includible annually in the income of a U.S. Holder as interest income in accordance with such holder's method of accounting.

     Under the above characterization of the DECS, a holder's tax basis in a DECS generally will equal the holder's cost for that DECS. Upon the sale or other taxable disposition of a DECS, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder's tax basis in the DECS. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the DECS for more than one year at the time of disposition.

     Under the above characterization of the DECS, if Worthington delivers Rouge Class A Common Stock at Maturity, a U.S. Holder will recognize no gain or loss on the purchase of the Rouge Class A Common Stock against application of the monies received by Worthington in respect of the DECS. A U.S. Holder will have a tax basis in such stock equal to the U.S. Holder's tax basis in the DECS (less the portion of the tax basis of the DECS allocable to any fractional share, as described in the next sentence). A U.S. Holder will recognize gain or loss (which will be short-term capital gain or loss) with respect to cash received in lieu of fractional shares, in an amount equal to the difference between the cash received and the portion of the basis of the DECS allocable to fractional shares

(based on the relative number of fractional shares and full shares delivered to the holder). If at Maturity Worthington pays the DECS in cash, a U.S. Holder will recognize capital gain or loss equal to any difference between the amount of cash received from Worthington and the U.S. Holder's tax basis in the DECS at that time. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the DECS for more than one year at Maturity.

     Due to the absence of authority as to the proper characterization of the DECS, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the federal income tax consequences of owning a DECS under Treasury regulations promulgated in June 1996 governing contingent payment debt instruments (the "Contingent Payment Regulations"). The Contingent Payment Regulations apply to debt instruments issued on or after August 13, 1996. The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a "comparable yield" for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a "comparable yield", be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the interest actually paid on a contingent debt instrument, the owner of that instrument will recognize ordinary interest income in excess of the cash the owner receives. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument will be treated as ordinary income. Any loss realized on such sale, exchange or redemption will be treated as an ordinary loss to the extent the holder's original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally will be treated as a capital loss.

     Worthington believes that the Contingent Payment Regulations should not apply to the DECS, because those Regulations apply only to debt instruments that provide for contingent payments. The DECS are payable by the delivery of Rouge Class A Common Stock (unless Worthington exercises its option to deliver cash at Maturity) and provide economic returns that are indexed to the performance of Rouge Class A Common Stock. The DECS therefore offer no assurance that a holder's investment will be returned to the holder at Maturity. Accordingly, Worthington believes that the DECS properly should be characterized for tax purposes, not as debt instruments, but as forward purchase contracts in respect of which holders have deposited a fixed amount of cash with Worthington, on which interest is payable at a fixed rate. If, however, the IRS were successfully to maintain that the Contingent Payment Regulations applied to the DECS, then, among other matters, (i) gain realized by a holder on the sale or other taxable disposition of a DECS (including as a result of payments made at maturity) generally would be characterized as ordinary income, rather than as short- or long-term capital gain (depending on whether the DECS had been held for more than one year at the time of such disposition), and (ii) a U.S. Holder would recognize ordinary income, or ordinary or capital loss (as the case may be, under the rules summarized above) on the receipt of Rouge Class A Common Stock, rather than capital gain or loss upon the ultimate sale of such stock.

     Even if the Contingent Payment Regulations do not apply to the DECS, it is possible that the IRS could seek to characterize the DECS in a manner that results in tax consequences to initial holders of the DECS different from those reflected in the Indenture and described above. Under alternative characterizations of the DECS, it is possible, for example, that (i) a U.S. Holder could be required to account for the interest-bearing element of the DECS as a note to which the bond premium, original issue discount or market discount rules of the Internal Revenue Code could apply, (ii) a U.S. Holder may be taxable upon the receipt of Rouge Class A Common Stock with a value in excess of the holder's tax basis in the DECS, rather than upon the ultimate sale of such stock, or (iii) a DECS could be treated as including a forward contract and one or more options.

NON-UNITED STATES PERSONS

     In the case of a holder of the DECS that is not a U.S. person, payments made with respect to the DECS should not be subject to U.S. withholding tax; PROVIDED that such holder complies with applicable certification requirements. Any capital gain realized upon the sale or other disposition of the DECS by a holder that is not a U.S. person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     A holder of the DECS may be subject to information reporting and to backup withholding at a rate of 31 percent of certain amounts paid to the holder unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

                              PLAN OF DISTRIBUTION

     Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") among Worthington, Rouge Steel and Salomon Brothers Inc ("Salomon Brothers"), Worthington has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase, the number of DECS set forth below:

                                                                         NUMBER OF
                             UNDERWRITER                                   DECS
---------------------------------------------------------------------    ---------
Salomon Brothers Inc.................................................    5,250,000

     In the Underwriting Agreement, the Underwriter has agreed, subject to the terms and conditions set forth therein, that the obligations of the Underwriter are subject to certain conditions precedent and that the Underwriter will be obligated to purchase all of the DECS offered hereby if any of the DECS are purchased.

     Worthington has been advised by the Underwriter that it proposes to offer the DECS directly to the public initially at the public offering price set forth on the cover of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of $0.28 per DECS. After the initial public offering, such public offering price and concession may be changed.

     Worthington, Rouge Steel and Carl L. Valdiserri (the chairman and chief executive officer of Rouge Steel) have agreed not to offer for sale, sell or contract to sell, or otherwise dispose of, or announce the offering of, or file or cause the filing of any registration statement under the Securities Act with respect to, any shares of Rouge Class A Common Stock or any securities convertible into or exchangeable for, or warrants to acquire, Rouge Class A Common Stock for a period of 90 days after the date of this Prospectus Supplement without the prior written consent of the Underwriter; provided, however, that such restrictions shall not affect the ability of (i) Worthington, Rouge Steel or their respective subsidiaries to take any such actions in connection with the offering of the DECS made hereby or any exchange at Maturity pursuant to the terms of the DECS or in connection with loans of shares of Rouge Class A Common Stock pursuant to the Securities Loan Agreement (as defined below) or (ii) Rouge Steel to take any such actions in connection with any employee stock option plan, stock ownership plan or dividend reinvestment plan of Rouge Steel in effect at the date of this Prospectus Supplement. Worthington has agreed not to offer for sale, sell or contract to sell, or otherwise dispose of, directly or indirectly, without the prior written consent of the Underwriter, any debt securities issued or guaranteed by Worthington during the period that ends on the closing of the offering made hereby.

     Worthington has granted the Underwriter an option, exercisable for the 30-day period after the date of this Prospectus Supplement, to purchase up to an additional 749,600 DECS from Worthington, at the same price per DECS as the initial DECS to be purchased by the Underwriter. The Underwriter may exercise such option only for the purpose of covering over-allotments, if any, incurred in connection with the sale of DECS offered hereby.

     The DECS will be a new issue of securities with no established trading market. The DECS will not be listed or traded on any securities exchange or trading market. The Underwriter intends to make a market in the DECS, subject to applicable laws and regulations. However, the Underwriter is not obligated to do so and any such market-making may be discontinued at any time at the sole discretion of the Underwriter without notice. Accordingly, no assurance can be given as to the liquidity of such market.

     The Underwriting Agreement provides that Worthington and Rouge Steel will indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriter may be required to make in respect thereof.

     In connection with the offering of the DECS, Worthington (referred to herein as the "Lender") and Salomon Brothers intend to enter into a Securities Loan Agreement (the "Securities Loan

Agreement") which provides that, subject to certain restrictions and with the agreement of the Lender, Salomon Brothers may from time to time borrow, return and reborrow shares of Class A Common Stock from the Lender (the "Borrowed Securities"); provided, however, that the number of Borrowed Securities at any time may not exceed 1,000,000 shares, subject to adjustment for certain dilutive events. The Securities Loan Agreement is intended to facilitate market-making activity in the DECS by Salomon Brothers. Salomon Brothers may from time to time borrow shares of Class A Common Stock under the Securities Loan Agreement to settle short sales of Class A Common Stock entered into by Salomon Brothers to hedge any long position in the DECS resulting from its market-making activities. Such sales will be made on the NYSE or in the over-the-counter market at market prices prevailing at the time of sale or at prices related to such market prices. Market conditions will dictate the extent and timing of Salomon Brothers' market-making transactions in the DECS and the consequent need to borrow shares of Class A Common Stock. The availability of shares of Class A Common Stock under the Securities Loan Agreement at any time is not assured and any such availability does not assure market making activity with respect to the DECS and any market-making actually engaged in by Salomon Brothers may cease at any time. The foregoing description of the Securities Loan Agreement does not purport to be complete and is qualified in its entirety by reference to such Agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

     The Underwriter has from time to time performed various investment banking and financial advisory services for Worthington and its affiliates, for which customary compensation has been received.

                                 LEGAL MATTERS

     Certain legal matters with respect to the DECS are being passed upon for Worthington by Dale T. Brinkman, General Counsel of Worthington and Vorys, Sater, Seymour and Pease, counsel to Worthington. The validity of the DECS will be passed upon for the Underwriter by Cleary, Gottlieb, Steen & Hamilton. Certain tax matters with respect to the DECS also will be passed upon by Vorys, Sater, Seymour and Pease. Mr. Brinkman beneficially owns 10,502 shares of Worthington Common Stock and also has exercisable options to purchase an additional 24,250 shares of Worthington Common Stock. Pursuant to its By-laws, Worthington is required to indemnify Mr. Brinkman to the fullest extent permitted by Delaware law against any expenses actually and reasonably incurred by him in connection with any action, suit or proceeding in which he is made party by reason of his being an officer of Worthington.

PROSPECTUS                                               [WORTHINGTON IND. LOGO]

                          WORTHINGTON INDUSTRIES, INC.

                                DEBT SECURITIES

Worthington Industries, Inc. ("Worthington") may offer and sell from time to time unsecured debentures, notes or other evidences of indebtedness ("Debt Securities"), with an initial offering price not to exceed $450,000,000 in the aggregate (or the equivalent in foreign denominated currency or units based on or related to currencies, including European Currency Units). All specific terms of the offering and sale of the Debt Securities, including the specific designation, rights and restrictions and whether the Debt Securities are senior or subordinated, the currencies or composite currencies in which the Debt Securities are denominated, the aggregate principal amount, the maturity, rate and time of payment of interest, and any conversion, exchange, redemption or sinking fund provisions, and initial public offering price, listing on any securities exchange, and the agents, dealers or underwriters, if any, to be utilized in connection with the sale of the Debt Securities, will be set forth in an accompanying Prospectus Supplement (the "Prospectus Supplement"). The Debt Securities may be sold for U. S. Dollars or foreign denominated currency or currency units; principal of and any interest may likewise be payable in U.S. Dollars, foreign denominated currency or currency units -- in each case, as Worthington specifically designates. The managing underwriters with respect to each series sold to or through underwriters will be named in the Prospectus Supplement.

The Debt Securities may be offered through dealers, through underwriters or through agents designated from time to time as set forth in the Prospectus Supplement. Net proceeds to Worthington will be the purchase price in the case of a dealer, the public offering price less discount in the case of an underwriter or the purchase price less commission in the case of an agent -- in each case, less other expenses attributable to issuance and distribution. See "Plan of Distribution" for possible indemnification arrangements for dealers, underwriters and agents.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OTHER THAN THE DEBT SECURITIES DESCRIBED IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT.

                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

The date of this Prospectus is May 14, 1996

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY WORTHINGTON OR ANY UNDERWRITER, DEALER OR AGENT. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF WORTHINGTON SINCE THE DATE OF THIS PROSPECTUS. NEITHER THIS PROSPECTUS NOR THE ACCOMPANYING PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE DEBT SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                             AVAILABLE INFORMATION

     Worthington is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission") all of which may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the following regional offices of the Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549.

     Worthington has filed a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and the exhibits filed as part thereof. Statements contained herein are qualified in their entirety by reference to the Registration Statement and such exhibits.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     There are hereby incorporated by reference in this Prospectus the following documents and information heretofore filed with the Commission: (i) Worthington's Annual Report on Form 10-K for the fiscal year ended May 31, 1995 filed pursuant to the 1934 Act; (ii) Worthington's Quarterly Reports on Form 10-Q for the quarters ended August 31, 1995, November 30, 1995 and February 29, 1996 filed pursuant to the 1934 Act; and (iii) Worthington's Current Report on Form 8-K dated February 20, 1996 together with the Form 8-K/A dated April 19, 1996.

     All documents filed by Worthington pursuant to Section 13, 14 or 15(d) of the 1934 Act after the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

     Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Worthington will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy (without exhibits unless such documents are specifically incorporated by reference into such documents) of any or all of the documents that have been incorporated by reference in this Prospectus. Such requests should be made to Shareholder Relations, Worthington Industries, Inc., 1205 Dearborn Drive, Columbus, Ohio 43085 (telephone 614/438-3210).

                                  WORTHINGTON

     Worthington is incorporated under the laws of the State of Delaware and is a holding company with its operations carried on by various subsidiary corporations. Through its subsidiaries, Worthington is a leading manufacturer of metal and plastic products. Worthington processes flat rolled steel to close tolerances for sale to industrial customers who require steel of precise specifications for their own product fabrications. It also manufactures metal pressure cylinders, cast steel products, precision metal parts, injection molded plastic parts, and metal framing products for use in construction.

     Worthington's principal executive offices are located at 1205 Dearborn Drive, Columbus, Ohio 43085; and its telephone number is (614) 438-3210.

                                USE OF PROCEEDS

     Unless otherwise indicated in the applicable Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be used for general corporate purposes, which may include funding of Worthington's capital expenditures, repayment of indebtedness, additions to working capital and acquisitions. Worthington anticipates that it will raise additional funds from time to time through debt financings, including borrowings under its revolving credit facilities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table represents Worthington's consolidated ratio of earnings to fixed charges for the periods shown.

                                         NINE MONTHS ENDED
                                       ---------------------                YEAR ENDED MAY 31,
                                       FEB. 29,     FEB. 28,     ----------------------------------------
                                         1996         1995       1995     1994     1993     1992     1991
                                       --------     --------     ----     ----     ----     ----     ----
Actual.............................      12.3         16.3       16.5     24.4     27.3     19.2     9.6
Supplemental(1)....................       6.8                     8.8

---------------

(1) To give effect to the purchase by Worthington of the stock of Dietrich Industries, Inc. as reflected in the pro forma condensed consolidated statements of income included in Worthington's Form 8-K/A filed on April 19, 1996.

     For the purpose of this ratio: (i) earnings consist of income from continuing operations before fixed charges (reduced by capitalized interest) and income taxes for Worthington and its majority-owned subsidiaries and its proportionate share of the income of unconsolidated affiliated companies, reduced by undistributed earnings of less than 50%-owned unconsolidated affiliated companies; and (ii) fixed charges consist of interest on all indebtedness (without reduction of interest capitalized) for Worthington and its majority-owned subsidiaries (consolidated and unconsolidated), and its proportionate share of the interest on indebtedness of 50%-owned unconsolidated affiliates.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities. Accordingly, for a description of the terms of a particular issue of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and to the following description.

     The Debt Securities will be general obligations of Worthington and may be either senior debt or subordinated debt of Worthington to the extent set forth in the Prospectus Supplement relating thereto. See "Description of Debt Securities -- Subordination" below. Debt Securities that will be senior debt will be issued under an indenture (the "Indenture") between Worthington and PNC Bank, Ohio, National Association (the "Trustee"). A copy of the form of Indenture has been filed as an exhibit to the Registration Statement filed with the Commission. Debt Securities that will be subordinated debt will be issued under an indenture that will be entered into by Worthington and one or more commercial banks to be selected as trustees prior to the issuance of such subordinated debt. The following discussion of certain provisions of the Indenture is a summary only and does not purport to be a complete description of the terms and provisions of the Indenture. Accordingly, the following discussion is qualified in its entirety by reference to the provisions of the Indenture, including the definition therein of terms used below with their initial letters capitalized.

GENERAL

     The Indenture does not limit the aggregate principal amount of Debt Securities that can be issued thereunder. The Debt Securities may be issued in one or more series as may be authorized from time to time by Worthington. Reference is made to the applicable Prospectus Supplement for the following terms of the Debt Securities of the series with respect to which such Prospectus Supplement is being delivered:

          (a) The title of the Debt Securities of the series;

          (b) Any limit on the aggregate principal amount of the Debt Securities of the series that may be authenticated and delivered under the Indenture;

          (c) The date or dates on which the principal and premium with respect to the Debt Securities of the series are payable;

          (d) The rate or rates (which may be fixed or variable) at which the Debt Securities of the series shall bear interest (if any) or the method of determining such rate or rates, the date or dates from which such interest shall accrue, the interest payment dates on which such interest shall be payable or the method by which such dates will be determined, the record dates for the determination of holders thereof to whom such interest is payable (in the case of Registered Securities), and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months;

          (e) The place or places, if any, in addition to or instead of the corporate trust office of the Trustee where the principal, premium, and interest with respect to Debt Securities of the series shall be payable;

          (f) The price or prices at which, the period or periods within which, and the terms and conditions upon which Debt Securities of the series may be redeemed, in whole or in part, at the option of Worthington or otherwise;

          (g) The obligation, if any, of Worthington to redeem, purchase, or repay Debt Securities of the series pursuant to any sinking fund or analogous provisions or at the option of a holder thereof and the price or prices at which, the period or periods within which, and the terms and conditions upon which Debt Securities of the series shall be redeemed, purchased, or repaid, in whole or in part, pursuant to such obligations;

          (h) If other than denominations of $1,000 or any integral multiple thereof, the denominations in which Debt Securities of the series shall be issuable;

          (i) If the amount of principal, premium, or interest with respect to the Debt Securities of the series may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined;

          (j) If the principal amount payable at the stated maturity of Debt Securities of the series will not be determinable as of any one or more dates prior to such stated maturity, the amount that will be deemed to be such principal amount as of any such date for any purpose, including the principal amount thereof which will be due and payable upon any maturity other than the stated maturity or which will be deemed to be outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined), and if necessary, the manner of determining the equivalent thereof in United States currency;

          (k) The coin or currency or currencies or units of two or more currencies in which payment of the principal, premium, and interest with respect to Debt Securities of the series shall be payable;

          (l) If the Debt Securities of the series shall be issued in whole or in part in the form of a Global Security, the terms and conditions, if any, upon which such Global Security may be exchanged in whole or in part for other individual Debt Securities in definitive registered form and the Depositary for such Global Security;

          (m) The classification of such Debt Securities as senior debt or subordinated debt; and

          (n) Any other specific terms of the Debt Securities including any additional events of default or covenants provided for with respect to such Debt Securities, and any term which may be required by or advisable under U.S. Courts and regulations.

     The Prospectus Supplement will also describe any material United States federal income tax consequences or other special considerations applicable to the series of Debt Securities to which such Prospectus Supplement relates, including those applicable to (a) Debt Securities with respect to which payments of principal, premium, or interest are determined with reference to an index or formula (including changes in prices of particular securities, currencies, or commodities), (b) Debt Securities with respect to which principal, premium, or interest is payable in a foreign or composite currency, (c) Debt Securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates ("Original Issue Discount Debt Securities"), and (d) variable rate Debt Securities that are exchangeable for fixed rate Debt Securities.

     Payments of interest on Debt Securities may be made at the option of Worthington by check mailed to the registered holders thereof or, if so provided in the applicable Prospectus Supplement, at the option of a holder by wire transfer to an account designated by such holder.

     Unless otherwise provided in the applicable Prospectus Supplement, Securities may be transferred or exchanged at the office of the Trustee at which its corporate trust business is principally administered in the United States or at the office of the Trustee or the Trustee's agent in the Borough of Manhattan, the City and State of New York, at which its corporate agency business is conducted, subject to the limitations provided in the Indenture, without the payment of any service charge, other than any tax or governmental charge payable in connection therewith.

REGISTERED GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more fully registered global securities (a "Global Security") that will be deposited with a depositary (the "Depositary"), or with a nominee for a Depositary identified in the Prospectus Supplement relating to such series. In such case, one or more Global Securities will be issued in a denomination or aggregate denomination equal to the portion of the aggregate principal amount of outstanding registered Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the Prospectus Supplement relating to such series. Worthington anticipates that the following provisions will apply to all depositary arrangements.

     Upon the issuance of a Global Security, the Depositary for such Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary ("participants"). The accounts to be credited shall be designated by any underwriters or agents participating in the distribution of such Debt Securities. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Global Security (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Debt Securities represented by such Global Security for all purposes under the applicable indenture. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in definitive form and will not be considered the owners or Holders thereof under the applicable indenture.

     Principal, premium, if any, and interest payments on Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Global Security. None of Worthington, the Trustee or any paying agent for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Worthington expects that the Depositary for any Debt Securities represented by a Global Security, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary. Worthington also expects that payments by participants to owners of beneficial interest in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street names" and will be the responsibility of such participants.

     If the Depositary for any Debt Securities represented by a Global Security is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by

Worthington within ninety (90) days, Worthington will issue such Debt Securities in definitive form in exchange for such Global Security. In addition, Worthington may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for all of the Global Security or Securities representing such Debt Securities.

SUBORDINATION

     Debt Securities may be subordinated ("Subordinated Debt Securities") to senior debt to the extent set forth in the Prospectus Supplement and indenture relating thereto. Worthington currently conducts substantially all its operations through Subsidiaries and the holders of Debt Securities (whether or not Subordinated Debt Securities) will be structurally subordinated to the creditors of Worthington's Subsidiaries.

     Subordinated Debt Securities will be subordinate in right of payment, to the extent and in the manner set forth in the indenture and the Prospectus Supplement relating to such Subordinated Debt Securities, to the prior payment of all Indebtedness of Worthington that is designated as "Senior Indebtedness" (as defined in the indenture relating to such Subordinated Debt Securities) with respect to such Subordinated Debt Securities. By reason of such subordination, in the event of insolvency, creditors of Worthington who are holders of Senior Indebtedness, as well as certain general creditors of Worthington, may recover more, ratably, than the holders of the Subordinated Debt Securities.

EVENTS OF DEFAULT AND REMEDIES

     The following events are defined in the Indenture as "Events of Default" with respect to a series of Debt Securities:

          (a) Default in the payment of any installment of interest on any Debt Securities of that series as and when the same shall become due and payable and continuance of such default for a period of 30 days;

          (b) Default in the payment of principal or premium with respect to any Debt Securities of that series as and when the same become due and payable, whether at maturity, upon redemption, by declaration, upon required repurchase, or otherwise;

          (c) Default in the payment of any sinking fund payment with respect to any Debt Securities of that series as and when the same shall become due and payable;

          (d) Failure on the part of Worthington to comply with the provisions of the Indenture relating to consolidations, mergers and sales of assets;

          (e) Failure on the part of Worthington duly to observe or perform any other of the covenants or agreements on the part of Worthington in the Debt Securities of that series, in any resolution of the Board of Directors of Worthington authorizing the issuance of that series of Debt Securities, in the Indenture with respect to such series, or in any supplemental Indenture with respect to such series (other than a covenant a default in the performance of which is otherwise specifically dealt with) continuing for a period of 60 days after the date on which written notice specifying such failure and requiring Worthington to remedy the same shall have been given to Worthington by the Trustee or to Worthington and the Trustee by the holders of at least 25% in aggregate principal amount of the Debt Securities of that series at the time outstanding;

          (f) Indebtedness of Worthington or any Subsidiary of Worthington is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default, the total amount of such Indebtedness unpaid or accelerated exceeds $20 million or the United States dollar equivalent thereof at the time, and such default remains uncured or such acceleration is not rescinded for 10 days after the date on which written notice specifying such failure and requiring Worthington to remedy the same shall have been given to Worthington by the Trustee or to Worthington and the Trustee by the holders of at least 25% in aggregate principal amount of the Debt Securities of that series at the time outstanding;

          (g) Worthington or any of its Restricted Subsidiaries shall (1) voluntarily commence any proceeding or file any petition seeking relief under the United States Bankruptcy Code or other federal or state bankruptcy, insolvency, or similar law, (2) consent to the institution of, or fail to controvert within the time and in the manner prescribed by law, any such proceeding or the filing of any such petition, (3) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, or similar official for Worthington or any such Restricted Subsidiary or for a substantial part of its property, (4) file an answer admitting the material allegations of a petition filed against it in any such proceeding,
     (5) make a general assignment for the benefit of creditors, (6) admit in writing its inability or fail generally to pay its debts as they become due, (7) take corporate action for the purpose of effecting any of the foregoing, or (8) take any comparable action under any foreign laws relating to insolvency;

          (h) The entry of an order or decree by a court having competent jurisdiction for (1) relief with respect to Worthington or any of its Restricted Subsidiaries or a substantial part of any of their property under the United States Bankruptcy Code or any other federal or state bankruptcy, insolvency, or similar law, (2) the appointment of a receiver, trustee, custodian, sequestrator, or similar official for Worthington or any such Restricted Subsidiary or for a substantial part of any of their property (except any decree or order appointing such official of any Restricted Subsidiary pursuant to a plan under which the assets and operations of such Restricted Subsidiary are transferred to or combined with another Restricted Subsidiary or Subsidiaries of Worthington or to Worthington), or (3) the winding-up or liquidation of Worthington or any such Restricted Subsidiary (except any decree or order approving or ordering the winding-up or liquidation of the affairs of a Restricted Subsidiary pursuant to a plan under which the assets and operations of such Restricted Subsidiary are transferred to or combined with another Restricted Subsidiary or Subsidiaries of Worthington or to Worthington), and such order or decree shall continue unstayed and in effect for 60 consecutive days, or any similar relief is granted under any foreign laws and the order or decree stays in effect for 60 consecutive days;

          (i) Any judgment or decree for the payment of money in excess of $20 million or the United States dollar equivalent thereof at the time is entered against Worthington or any Subsidiary of Worthington by a court of competent jurisdiction, which judgment is not covered by insurance, and is not discharged and either (1) an enforcement proceeding has been commenced by any creditor upon such judgment or decree or (2) there is a period of 60 days following the entry of such judgment or decree during which such judgment or decree is not discharged or waived or the execution thereof stayed and, in either case, such default continues for 10 days after the date on which written notice specifying such failure and requiring Worthington to remedy the same shall have been given to Worthington by the Trustee or to Worthington and the Trustee by the holders of at least 25% in aggregate principal amount of the Debt Securities of that series at the time outstanding; and

          (j) Any other Event of Default provided with respect to Debt Securities of that series.

     An Event of Default with respect to one series of Debt Securities is not necessarily an Event of Default for another series.

     If an Event of Default described in clause (a), (b), (c), (d), (e), (f),
(i), or (j) above occurs and is continuing with respect to any series of Debt Securities, unless the principal and interest with respect to all the Debt Securities of such series shall have already become due and payable, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding may declare the principal of (or, if Original Issue Discount Debt Securities, such portion of the principal amount as may be specified in such series) and interest on all the Debt Securities of such series due and payable immediately. If an Event of Default described in clause (g) or
(h) above occurs, unless the principal and interest with respect to all the Debt Securities of the series shall have become due and payable, the principal of (or, if any series are Original Issue Discount Debt Securities, such portion of the principal amount as may be specified in such series) and interest on all Debt Securities of all series then outstanding shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of Debt Securities.

     If an Event of Default occurs and is continuing, the Trustee shall be entitled and empowered to institute any action or proceeding for the collection of the sums so due and unpaid or to enforce the performance of any provision of the Debt Securities of the affected series or the Indenture, to prosecute any such action or proceeding to judgment or final decree, and to enforce any such judgment or final decree against Worthington or any other obligor on the Debt Securities of such series. In addition, if there shall be pending proceedings for the bankruptcy or reorganization of Worthington or any other obligor on the Debt Securities, or if a receiver, trustee, or similar official shall have been appointed for its property, the Trustee shall be entitled and empowered to file and prove a claim for the whole amount of principal, premium, and interest (or, in the case of Original Issue Discount Debt Securities, such portion of the principal amount as may be specified in the terms of such series) owing and unpaid with respect to the Debt Securities. No holder of any Debt Security of any series shall have any right to institute any action or proceeding upon or under or with respect to the Indenture, for the appointment of a receiver or trustee, or for any other remedy, unless (a) such holder previously shall have given to the Trustee written notice of an Event of Default with respect to Debt Securities of that series and of the continuance thereof, (b) the holders of not less than 25% in aggregate principal amount of the outstanding Debt Securities of that series shall have made written request to the Trustee to institute such action or proceeding with respect to such Event of Default and shall have offered to the Trustee such reasonable indemnity as it may require against the costs, expenses, and liabilities to be incurred therein or thereby, and (c) the Trustee, for 60 days after its receipt of such notice, request, and offer of indemnity shall have failed to institute such action or proceeding and no direction inconsistent with such written request shall have been given to the Trustee pursuant to the provisions of the Indenture.

     Prior to the acceleration of the maturity of the Debt Securities of any series, the holders of a majority in aggregate principal amount of the Debt Securities of that series at the time outstanding may, on behalf of the holders of all Debt Securities of that series, waive any past default or Event of Default and its consequences for that series, except (a) a default in the payment of the principal, premium, or interest with respect to such Debt Securities or (b) a default with respect to a provision of the Indenture that cannot be amended without the consent of each holder affected thereby. In case of any such waiver, such default shall cease to exist, any Event of Default arising therefrom shall be deemed to have been cured for all purposes, and Worthington, the Trustee, and the holders of the Debt Securities of that series shall be restored to their former positions and rights under the Indenture.

     The Trustee shall, within 90 days after the occurrence of a default known to it with respect to a series of Debt Securities, give to the holders of the Debt Securities of such series notice of all uncured defaults with respect to such series known to it, unless such defaults shall have been cured or waived before the giving of such notice; provided, however, that except in the case of default in the payment of principal, premium, or interest with respect to the Debt Securities of such series or in the making of any sinking fund payment with respect to the Debt Securities of such series, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of such Debt Securities.

MODIFICATION OF THE INDENTURE

     Worthington and the Trustee may enter into supplemental indentures without the consent of the holders of Debt Securities issued under the Indenture for one or more of the following purposes:

          (a) To evidence the succession of another person to Worthington pursuant to the provisions of the Indenture relating to consolidations, mergers, and sales of assets and the assumption by such successor of the covenants, agreements, and obligations of Worthington in the Indenture and in the Debt Securities;

          (b) To surrender any right or power conferred upon Worthington by the Indenture, to add to the covenants of Worthington such further covenants, restrictions, conditions, or provisions for the protection of the holders of all or any series of Debt Securities as the Board of Directors of Worthington shall consider to be for the protection of the holders of such Debt Securities, and to make the occurrence, or the occurrence and continuance, of a default in any of such additional covenants, restrictions, conditions, or provisions a default or an Event of Default under the Indenture (provided, however, that with respect to any such additional covenant, restriction, condition, or provision, such supplemental Indenture may provide for a period of grace after default, which may be shorter or longer than that allowed in the case of other defaults, may provide for an immediate enforcement upon such default, may limit the remedies available to the Trustee upon such default, or may limit the right of holders of a majority in aggregate principal amount of any or all series of Debt Securities to waive such default);

          (c) To cure any ambiguity or to correct or supplement any provision contained in the Indenture, in any supplemental indenture, or in any Debt Securities that may be defective or inconsistent with any other provision contained therein, to convey, transfer, assign, mortgage, or pledge any property to or with the Trustee, or to make such other provisions in regard to matters or questions arising under the Indenture as shall not adversely affect the interests of any holders of Debt Securities of any series;

          (d) To modify or amend the Indenture in such a manner as to permit the qualification of the Indenture or any supplemental indenture under the Trust Indenture Act as then in effect;

          (e) To add or change any of the provisions of the Indenture to change or eliminate any restrictions on the payment or principal or premium with respect to Debt Securities so long as any such action does not adversely affect the interests of the holders of Debt Securities in any material respect or permit or facilitate the issuance of Debt Securities of any series in uncertificated form;

          (f) To comply with the provisions of the Indenture relating to consolidations, mergers, and sales of assets;

          (g) To add guarantees with respect to the Debt Securities or to secure the Debt Securities;

          (h) To make any change that does not adversely affect the rights of any holder;

          (i) To add to, change, or eliminate any of the provisions of the Indenture with respect to one or more series of Debt Securities, so long as any such addition, change, or elimination not otherwise permitted under the Indenture shall (1) neither apply to any Debt Security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor modify the rights of the holders of any such Debt Security with respect to such provision or (2) become effective only when there is no such Debt Security outstanding;

          (j) To evidence and provide for the acceptance of appointment by a successor or separate Trustee with respect to the Debt Securities of one or more series and to add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the Indenture by more than one Trustee; and

          (k) To establish the form or terms of Debt Securities of any series, as described under "Description of Debt Securities -- General" above.

     With the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected thereby, Worthington and the Trustee may from time to time and at any time enter into a supplemental indenture for the purpose of adding any provisions to, changing in any manner, or eliminating any of the provisions of the Indenture or of any supplemental indenture or modifying in any manner the rights of the holders of the Debt Securities of such series; provided, however, that without the consent of the holders of each Debt Security so affected, no such supplemental indenture shall
(a) reduce the percentage in principal amount of Debt Securities of any series whose holders must consent to an amendment, (b) reduce the rate of or extend the time for payment of interest on any Debt Security, (c) reduce the principal of or extend the stated maturity of any Debt Security, (d) reduce the premium payable upon the redemption of any Debt Security or change the time at which any Debt Security may or shall be redeemed, (e) make any Debt Security payable in a currency other than that stated in the Debt Security, (f) release any security that may have been granted with respect to the Debt Securities, or (g) make any change in the provisions of the Indenture relating to waivers of defaults or amendments that require unanimous consent.

CONSOLIDATION, MERGER, AND SALE OF ASSETS

     Worthington may not consolidate with or merge with or into any person, or convey, transfer, or lease all or substantially all of its assets, unless the following conditions have been satisfied:

          (a) Either (1) Worthington shall be the continuing person in the case of a merger or (2) the resulting, surviving, or transferee person, if other than Worthington (the "Successor Company"), shall be a corporation organized and existing under the laws of the United States, any State, or the District of Columbia and shall expressly assume all of the obligations of Worthington under the Debt Securities and the Indenture;

          (b) Immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any subsidiary of Worthington as a result of such transaction as having been incurred by the Successor Company or such subsidiary at the time of such transaction), no Default or Event of Default would occur or be continuing; and

          (c) Worthington shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, or transfer complies with the Indenture.

SATISFACTION AND DISCHARGE OF THE INDENTURE; DEFEASANCE

     The Indenture shall generally cease to be of any further effect with respect to a series of Debt Securities if (a) Worthington has delivered to the Trustee for cancellation all Debt Securities of such series (with certain limited exceptions) or (b) all Debt Securities of such series not theretofore delivered to the Trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year, and Worthington shall have deposited with the Trustee as trust funds the entire amount in the currency in which the Debt Securities are denominated sufficient to pay at maturity or upon redemption all such Debt Securities (and if, in either case, Worthington shall also pay or cause to be paid all other sums payable under the Indenture by Worthington).

     In addition, Worthington shall have a "legal defeasance option" (pursuant to which it may terminate, with respect to the Debt Securities of a particular series, all of its obligations under such Debt Securities and the Indenture with respect to such Debt Securities) and "covenant defeasance option" (pursuant to which it may terminate, with respect to the Debt Securities of a particular series, its obligations with respect to such Debt Securities under certain specified covenants contained in the Indenture). If Worthington exercises its legal defeasance option with respect to a series of Debt Securities, payment of such Debt Securities may not be accelerated because of an Event of Default. If Worthington exercises its covenant defeasance option with respect to a series of Debt Securities, payment of such Debt Securities may not be accelerated because of an Event of Default related to the specified covenants.

     Worthington may exercise its legal defeasance option or its covenant defeasance option with respect to the Debt Securities of a series only if (a) Worthington irrevocably deposits in trust with the Trustee cash or U.S. Government Obligations (as defined in the Indenture) for the payment of principal, premium, and interest with respect to such Debt Securities to maturity or redemption, as the case may be, (b) Worthington delivers to the Trustee a certificate from a nationally recognized firm of independent accountants expressing their opinion that the payments of principal and interest when due and without reinvestment on the deposited U.S. Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay the principal, premium, and interest when due with respect to all the Debt Securities of such series to maturity or redemption, as the case may be, (c) 123 days pass after the deposit is made and during the 123-day period no default described in clause (g) or (h) under "Description of Debt Securities -- Events of Default and Remedies" above with respect to Worthington occurs that is continuing at the end of such period,
(d) no Default has occurred and is continuing on the date of such deposit and after giving effect thereto, (e) the deposit does not constitute a default under any other agreement binding on Worthington, (f) Worthington delivers to the Trustee an opinion of counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940, (g) Worthington shall have delivered to the Trustee an opinion of counsel addressing certain federal income tax matters relating to the defeasance, and (h) Worthington delivers to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent to the defeasance and discharge of the Debt Securities of such series as contemplated by the Indenture have been complied with.

     The Trustee shall hold in trust cash or U.S. Government Obligations deposited with it as described above and shall apply the deposited cash and the proceeds from deposited U.S. Government Obligations to the payment of principal, premium, and interest with respect to the Debt Securities of the defeased series.

THE TRUSTEE

     Worthington may maintain banking and other commercial relationships with the Trustee and its affiliates in the ordinary course of business and the Trustee may own Debt Securities.

                              PLAN OF DISTRIBUTION

     Worthington may sell the Debt Securities in the following ways: (i) through agents; (ii) through underwriters; (iii) through dealers; and (iv) directly to purchasers.

     Offers to purchase the Debt Securities may be solicited by agents designated by Worthington from time to time. Any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act, involved in the offer or sale of the Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by Worthington to such agent set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     If any underwriters are utilized in the sale, Worthington will enter into an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters and the terms of the transaction will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales to the public of the Debt Securities in respect of which this Prospectus is delivered.

     If a dealer is utilized in the sale of the Debt Securities in respect of which this Prospectus is delivered, Worthington will sell such Debt Securities to the dealer, as principal. The dealer may then resell such Debt Securities to the public at varying prices to be determined by such dealer at the time of resale.

     Agents, dealers and underwriters may be entitled under agreements entered into with Worthington to indemnification by Worthington against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for Worthington in the ordinary course of business.

     If so indicated in the Prospectus Supplement, Worthington will authorize agents and underwriters or dealers to solicit offers by certain purchasers to purchase the Debt Securities from Worthington at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to only those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such offers.

                          VALIDITY OF DEBT SECURITIES

     The validity of the Debt Securities will be passed upon for Worthington by Dale T. Brinkman, General Counsel of Worthington. Mr. Brinkman beneficially owns 10,702 shares of Worthington's Common Stock and also has exercisable options to purchase an additional 24,250 shares of Worthington's Common Stock. Pursuant to its By-laws, Worthington is required to indemnify
Mr. Brinkman to the fullest extent permitted by Delaware law against any expenses actually and reasonably incurred by him in connection with any action, suit or proceeding in which he is made party by reason of his being an officer of Worthington.

                                    EXPERTS

     The consolidated financial statements and financial statement schedule of Worthington (Worthington Industries, Inc. and Subsidiaries) at May 31, 1995 and 1994, and for each of the three years in the period ended May 31, 1995, incorporated by reference or, in the case of the financial statement schedule, included in Worthington Industries, Inc.'s Annual Report on Form 10-K for the year ended May 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference or, in the case of their report on the financial statement schedule, included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Dietrich Industries, Inc. and subsidiaries incorporated in this Prospectus by reference from Worthington Industries, Inc.'s Amendment No. 1 to Current Report on Form 8-K/A dated April 19, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION, OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS SUPPLEMENT, AND THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY WORTHINGTON OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF WORTHINGTON SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        -----
PROSPECTUS SUPPLEMENT
Risk Factors Relating to DECS........     S-3
Worthington Industries, Inc..........     S-5
Recent Developments..................     S-8
Rouge Steel..........................    S-10
Relationship Between Worthington and
  Rouge Steel........................    S-11
Capitalization.......................    S-13
Selected Financial Information.......    S-14
Price Range and Dividend History of
  Rouge Class A Common Stock.........    S-15
Use of Proceeds......................    S-15
Description of the DECS..............    S-16
Certain United States Federal Income
  Tax Considerations.................    S-30
Plan of Distribution.................    S-34
Legal Matters........................    S-35

PROSPECTUS
Available Information................       2
Incorporation of Certain Documents by
  Reference..........................       2
Worthington..........................       3
Use of Proceeds......................       3
Ratio of Earnings to Fixed Charges...       3
Description of Debt Securities.......       4
Plan of Distribution.................      12
Validity of Debt Securities..........      13
Experts..............................      13

5,250,000 DECS()SM
(DEBT EXCHANGEABLE FOR
COMMON STOCK()SM)

WORTHINGTON
INDUSTRIES, INC.

7 1/4% EXCHANGEABLE NOTES
DUE MARCH 1, 2000
                              WORTHINGTON IND LOGO
----------------------------------------------------
SALOMON BROTHERS INC
------------------------------------------------------------

PROSPECTUS SUPPLEMENT

DATED FEBRUARY 27, 1997